FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of January 2006.

Total number of pages: 84

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. On June 24, 2005,  Nidec Corporation files its Annual Report (“Yuukashouken-houkokusho”) for the year  ended March 31, 2005 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English Translation of Annual Report Based on Japan G.A.A.P (“Yuukashouken -houkokusho”) of,  Nidec Corporation and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

(Translation in English)
Document submitted:	“Yukashoken-hokokusyo” (Annual Securities Report)
Statutory ground:	Article 24, Paragraph 1, Securities and Exchange Law
Submitted to:	Chief of the Kanto Local Finance Bureau
Submission date:	June 24, 2005
Financial Period:	From April 1, 2004 to March 31, 2005
Company name:	Nidec Corporation
Representative:	Chairman, President and CEO Shigenobu Nagamori
Address of head quarter:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Contact person:	Hidetoshi Matsuhashi, Director, Accounting Department
Contact address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Institution to make available for public inspection:	Tokyo Stock Exchange, Osaka Securities Exchange

Chapter 1 Corporate Profile

Section 1 Corporate overview

1. Financial highlights

(1) Consolidated Financial Highlights (¥ Million except per share amount, % and the number of employees)

1. Japanese GAAP

	Fiscal year ended March 31,
	2001	2002	2003	2004	2005
Sales	249,238	281,069	298,641	329,003	-
Recurring income	18,795	17,658	17,816	23,676	-
Net income	9,956	6,461	6,485	11,448	-
Shareholders’ equity	82,175	89,551	90,142	104,681	-
Total assets	305,677	299,013	305,318	433,706	-
Net assets per share	1,293.10	1,408.87	1,416.14	1,607.93	-
Net income per share (common)	163.65	101.67	100.08	176.20	-
Net income per share (diluted)	154.86	97.09	95.66	169.74	-
Shareholders’ equity / total assets	26.9%	29.9%	29.5%	24.1%	-
Earnings on equity	12.5%	7.5%	7.2%	11.8%	-
Price-earnings ratio	33.6	84.1	66.7	61.4	-
Net cash provided by operating activities	17,073	28,758	29,224	34,234	-
Net cash used in investing activities	(4,897)	(25,155)	(29,168)	(43,591)	-
Net cash used in or provided by financing activities	5,138	(3,664)	(2,717)	37,386	-
Cash and cash equivalents at end of period	51,925	53,586	49,315	73,603	-
Number of employees	30,147	35,115	40,932	59,140	-
(Add temporary workers)	(4,677)	(5,162)	(5,632)	(9,007)	-

Note (1)The company has been preparing financial highlights information in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28, 1976) since the financial period ended March 31, 2005.  Consolidated financial statements were prepared based on U.S. GAAP. As a result, corresponding figures in the above based on Japanese GAAP are not included.

(2)Amounts represented by millions of yen were rounded down to the nearest million yen.

(3)Consumption taxes are excluded from sales amount.

(4)Net asset per share and Net income per share (common, diluted) are represented pursuant to new Japanese regulations applicable starting the period ended March 31, 2003.

2. U.S.GAAP

Fiscal year ended March 31,
2005
Sales	485,861
Income before provision for income taxes	57,290
Net income	33,455
Shareholders’ equity	207,040
Total assets	484,173
Net assets per share	2,906.37
Net income per share- basic (¥)	479.74
Net income per share- diluted (¥)	456.58
Shareholders’ equity / total assets	42.8%
Earnings on equity	21.1%
Price-earnings ratio	27.8
Net cash provided by operating activities	44,333
Net cash used in investing activities	(45,888)
Net cash used in or provided by financing activities	(2,494)
Cash and cash equivalents at end of period	70,111
Number of employees	70,169
(Add temporary workers)	(12,109)

Note (1)Each figure based on U.S. GAAP for the full year ended March 31, 2004 is described in “Section 5 Financial Information 1. Consolidated Financial Statements (2) Other.”

(2)Amounts represented by millions of yen were rounded down to the nearest million yen.

(3)Consumption taxes are excluded from sales amount.

(2) Non-consolidated (¥ Million except dividend per share, % and the number of employees)

	Fiscal year ended March 31,
	2001	2002	2003	2004	2005
Sales	99,605	124,884	129,164	118,636	130,351
Recurring income	8,336	11,242	7,252	4,785	13,468
Net income	5,421	7,316	4,965	2,695	12,425
Capital	26,454	26,468	26,485	28,994	61,180
Common stock outstanding (thousand)	63,549	63,563	63,574	65,017	71,252
Shareholders’ equity	78,941	84,624	88,039	100,125	174,447
Total assets	154,285	165,253	168,871	217,141	261,575
Net assets per share	1,242.21	1,331.35	1,383.93	1,539.07	2,446.73
Dividend per share (Note 2 and 5)	20	25	25	30	45
Net income per share (common)	89.12	115.11	77.04	40.83	176.03
Net income per share (diluted)	84.97	109.80	73.89	39.97	167.93
Shareholders’ equity / Total assets	51.2%	51.2%	52.1%	46.1%	66.7%
Earnings on equity	7.1%	8.9％	5.8%	2.9%	9.1%
Price-earnings ratio	61.7	74.3	86.7	265.0	75.8
Dividend payout ratio	22.4%	21.7%	32.5%	73.5%	25.6%
Number of employees	939	966	1,099	1,214	1,259
(Add temporary worker)	(41)	(219)	(172)	(144)	(162)

Note (1)Consumption taxes are excluded from sales amount.

(2)Dividend for the period ended March 31, 2002 includes ¥5 of commemorative dividend related to the listing on the New York Stock Exchange.

(3)Nidec’s own sharers have been treated as a deductive item from equity starting with the period ended March 31, 2002. Net asset per share and Net income per share (common, diluted) are calculated by deducting own shares from common stock outstanding.

(4)Net asset per share and Net income per share (common, diluted) have been represented pursuant to Japanese new regulations starting with the period ended March 31, 2003.

(5)Dividend for the period ended March 31, 2004 includes a ¥2.50 commemorative dividend related to the 30th anniversary of Nidec’s foundation.

2. History

Date		History
1973	July	Nidec Corporation is established in Nishikyo-ku, Kyoto.
	August	Manufacture and sale of small high-precision AC motors begin.
1975	February	Kameoka Factory is established in Kameoka City, Kyoto (closed in December, 1993).
	April	Full-scale production of brushless DC motors begins.
Tokyo Sales Office opens. (Now Tokyo Branch Office)
1976	April	Nidec America Corp. is established in Saint Paul, U.S.A.
1979	January	Electronic controller (motor controller) for massagers is developed.
	October	Manufacture and sale of spindle motor for 8-inch hard disk drive begin.
1981	November	Manufacture and sale of spindle motor for 5.25-inch hard disk drive begin.
1982	June	Mineyama Plant is established in Mineyama-cho, Naka-gun (now Kyotango City), Kyoto (now Mineyama Precision Matching Center).
	October	Full-scale production and sale of brushless DC axial fans begin.
1984	February	Acquired the axial flow fan division of Torin Corp., and established Nidec Torin Corporation in Torinton, U.S.A. (later merged with Nidec America Corp.)
	October	Shiga Factory is established (now Shiga Technical Center).
1985	September	Manufacture and sale of spindle motor for 3.5-inch hard disk drive begin.
1986	July	Nidec head office is moved to Nakagyo-ku, Kyoto city.
	October	Tottori Densan Corp. is established. (Later merged with Nidec Electronics.)
1988	June	Okayama Nidec Corp. is established.
	November	Nidec Corporation listed on the Second Section of the Osaka Securities Exchange and the Kyoto Stock Exchange.
1989	January	Acquired DC Pack Co., Ltd., (later changed its name to Ibaragi Nidec Corp.) and entered the power supply market.
	March	Nidec Singapore Pte. Ltd. is established.
Acquired Shinano Tokki Co., Ltd. (later changed its name to Nagano Nidec Corp.).
	September	Nidec Electronics Corp. is established in Tottori for axial fan production (now Tottori Technical Center).
1990	August	Nidec Electronics (Thailand) Co., Ltd. is established.
1991	April	Osaka Office opens.
1992	February	Nidec (Dalian) Ltd. is established in China.
	April	Central Laboratory and FA Development Center are established in Ukyo-ku, Kyoto.
Nagoya Sales Office opens.
	October	Nidec Taiwan Corp. is established.
1993	April	Nidec Electronics GmbH is established in Germany.
	July	Masaka Electronics Co., Ltd. is purchased and merged with Ibaragi Nidec Corp., and changed its name to Nidec Power General Corp.
	September	Corporate Office is transferred to company-owned building in Ukyo-Ku, Kyoto.
	October	Nidec (H.K.) Co., Ltd. is established in Hong Kong.
1995	February	Kyoritsu Machinery Co., Ltd. becomes Nidec’s affiliate through a share purchase. (Now Nidec Machinery Corp.)
Shimpo Industries Co., Ltd., the leading manufacturer of variable transmissions, becomes a Nidec’s affiliate through share purchase. (Now Nidec Shimpo Corp.)
	December	Nidec Philippines Corp. is established.
1997	March	Tosok Corp. becomes Nidec's affiliate through share purchase (Now Nidec Tosok Corp.).
	April	Nagano Nidec Corp. is merged with Nagano Technical Center.
Read Electronics Corp. becomes Nidec's affiliate through a share purchase. (Now Nidec-Read Corp.)
	May	Kyori Kogyo Co., Ltd., becomes Nidec subsidiary. (Now Nidec Kyori Corp.)
	October	Nidec Power General Corp. receives an investment from Potrans Japan Co., Ltd. and others, becoming Nidec Potrans Corp.
	December	Nidec Tosok (Vietnam) Co., Ltd. is established as a joint venture with Tosok Corp.
1998	February	P.T. Nidec Indonesia is established.
Copal Co., Ltd. and Copal Electronics Co., Ltd. become Nidec affiliates through a share purchase. (Now Nidec Copal Corp. and Nidec Copal Electronics Corp.)
	May	Nidec Tokyo Office is moved to Osaki, Shinagawa-ku, Tokyo.
	September	Nidec goes public on the First Sections of the Tokyo Stock Exchange and Osaka Securities Exchange.

Date		History
1998	October	Shibaura Nidec Corp. is established as a joint venture with Shibaura Mechatronics Corp. and Toshiba Corp.
Kyushu Sales Office opens in Fukuoka, Japan.
Nidec Copal (Malaysia) Sdn. Bhd. is established as a joint venture between Nidec Singapore Pte. Ltd. and Copal Co., Ltd.
Nidec Copal Philippines Corp. is established as a joint venture with Copal Co., Ltd.
	November	Nidec Shibaura (Thailand) Co., Ltd. is established as a joint venture with Nidec Electronics (Thailand) Co., Ltd.
1999	January	Nidec Copal (Vietnam) Co., Ltd. is established as a joint venture with Copal Co., Ltd.
	March	Nidec Precision (Thailand) Co., Ltd. is established.
	April	Nidec Shibaura (Zhejiang) Co., Ltd. is established as a joint venture with Shibaura Nidec Corp.
Nidec Total Service Corp. is established as a joint venture with Nidec Shimpo Corp., Tosok Corp., Copal Co., Ltd., Shibaura Nidec Corp., Nidec-Kyori Corp., and Nidec-Read Corp.
	October	Nemicon Corp. becomes Nidec's subsidiary. (Now Nidec Nemicon Corp)
	December	Nidec Korea Corp. is established.
2000	March	Y-E Drive Corp. becomes Nidec's subsidiary. (Now Nidec Power Motor Corp.)
	April	Tottori Nidec Corp. and Nidec Electronics Corp. merge. (Later changed its name to Nidec Electronics Corp.)

Nidec Shibaura (Thailand) Co., Ltd. and Nidec Shibaura Electronics (Thailand) Co., Ltd. (former Thai Shibaura Electric Co., Ltd.) is merged. (Later changed its name to Nidec Shibaura Electronics (Thailand) Co., Ltd.)

	July	Nidec Johnson Electric Corp. and Nidec Johnson Electric (Hong Kong) Ltd. are established as joint ventures with Jonson Electric.
	October	Nidec Hi-Tech Motor (Thailand) Co., Ltd. is established.
2001	January	Nidec Precision Philippines Corp. is established.
	September	Nidec Corporation lists on the New York Stock Exchange.
	October	Taiwan Technical Center opens
2002	March	Nidec System Engineering (Zhejiang) Corp. is established as a joint venture with Nidec Copal Corp., Nidec Tosok Corp., Nidec-Read Corp., Nidec-Kyori Corp. and Nidec Machinery Corp. in China.
	April	Nidec incorporates Nidec Electronics Corp., renaming it Tottori Technical Center.
Nidec (Zhejiang) Corp. is established in China.
	June	Nidec (Dong Guan) Ltd. is established.
	July	The Power Supply Division of Nidec America Corp. is transferred.
Sold Shares of Nidec Potrans Corp. Withdrawal from the power supply business.
	August	NTN-Nidec (Zhejiang) Corp. is established as a joint venture with NTN Corp. in China.
2003	March	“Headquarters/Central Technical Laboratory” is completed in Minami-ku, Kyoto, Japan.
	April	The West-Tokyo Sales Office opens.
Nidec (Shanghai) International Trading Co., Ltd. is established.
Nidec Total Service (Zhejiang) Corp. is established in China.
	May	Nidec's Headquarters and Central Technical Laboratory move to Minami-ku, Kyoto and commence operations.
	October	Sankyo Seiki Mfg. Co., Ltd. becomes Nidec's affiliate through share purchase.
	December	Nidec's first office engaged in investor-relation activities opens in New York.

3. General Information about Business

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 89 consolidated subsidiaries and 4 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following segments: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product developmentand manufacturing, and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Production or Sales	Principal Companies
Small precision DC motors	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited. Sankyo Seiki Mfg. Co., Ltd. and Nidec Subic Philippines Corporation.

Small precision fans	Production	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited and Nidec Tosok (Vietnam) Corporation.
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and material	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Sankyo Seiki Mfg. Co., Ltd.

Small precision motors	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd.
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Sankyo Seiki Mfg. Co., Ltd. and Nidec Taiwan Corporation.

For office automation equipment and home electric appliances OA	Production	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation and Nidec Shibaura (Zhejiang) Corporation.
Mid-size motors	Sales (Japan)	Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)	Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.

Power transmission drives	Production	Nidec-Shimpo Corporation
Factory automation related equipment FA	Production

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Sankyo Seiki Mfg. Co., Ltd.

Machinery	Sales (Japan)

Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Sankyo Seiki Mfg. Co., Ltd.

	Sales (Overseas)	Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Electronic components	Production	Nidec Copal Electronics Corporation and Tokyo Pigeon Co., Ltd.
Optical components	Production	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd. Nissin Kohki Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd
Electronic and Optical components	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd. Nissin Kohki Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd
	Sales (Overseas)	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd. Nissin Kohki Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd
Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd.
Musical Movements	Production and Sales	Sankyo Shoji Co., Ltd.
Automobile parts	Production	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
	Sales	Nidec Tosok Corporation.
Parts	International Purchase	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
Service	Service etc	Nidec Total Service Corporation and Nidec Logistics Corporation.

Starting with the current interim period ended March 31, 2005, interim consolidated financial statements have been prepared based on U.S. GAAP as well as “Section 2 Business Results” and “Section 3 Capital Expenditures” with its scope of consolidation.

Segment information has been prepared subject to SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” and operating segments have been determined by the chief operating officer through a valuation of business performance. Our operating segments consist of 14 segments, which meet quantity requirements and are aggregable by similar economic characteristics.

The content of each segment is as follows. Categorization of these segments is the same as the categorization of business segments used in the report for the interim period ended March 31, 2005 as well as the business segments represented in the footnote related to “Section 5 Financial Information 1. Consolidated Financial Statements”.

Business Segment	Content
NCJ	The NCJ segment is comprised of NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.
NET	The NET segment is comprised of Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produces and sells hard disk drive motors.
NCD	The NCD segment is comprised of Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.
NCT	The NCT segment is comprised of Nidec Taiwan Corporation, a subsidiary in Taiwan, which primarily sells DC motors and fans.
NCS	The NCS segment is comprised of Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.
NCF	The NCF segment is comprised of Nidec Philippines Corporation, a subsidiary in The Philippines, which primarily produces and sells hard disk drive motors.
SNKC	The SNKC segment is comprised of Sankyo Seiki Mfg. Co., Ltd., a subsidiary in Japan, which primarily produces and sells micro motors and optical and electronic components.
NCPL	The NCPL segment is comprised of Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic components.
NTSC	The NTSC segment is comprised of Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile components and machinery.
NCEL	The NCEL segment is comprised of Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.
NSBC	The NSBC segment is comprised of Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.
NSCJ	The NSCJ segment is comprised of Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives,measuring machines and electric potter’s wheels.
NPMC	The NPMC segment is comprised of Nidec Power Motor Corporation, a subsidiary in Japan, which primarily produces and sells AC motors.
NSKC	The NSKC segment is comprised of Nissin Kohki Co., Ltd., a subsidiary in Japan, which primarily produces and sells optical components.
All Others	The All Others segment is comprised of subsidiaries that are operating segments but not designated as reportable segments due to materiality.

4. Subsidiaries and Affiliates

Company name	Address	Capital (¥ million)	Main business	Voting right (%)	Relationship with Nidec
					Concurrent Directors post		Financial support	Business relationship	Existence of equipment lease	Others
					No.of Nidec director	No.of Nidec employee
Consolidated subsidiaries
Nidec-Shimpo Corporation	Kyoto, Japan	2,593	Machinery	100%	3	1	Loan	Sales of Nidec’s products and purchase of Nidec-Shimpo Corporation’s products	Yes	-
Nidec Tosok Corporation	Kanagawa, Japan	3,287	Small precision motors, Machinery and Automobile parts	58.5% (2.0)	4	1	-	Purchase of Nidec Tosok Corporation’s products	Yes	Note2
Nidec Copal Corporation	Tokyo, Japan	11,080	Small precision motors, Machinery and Electronic and Optical components	54.2% (1.4)	3	-	Loan	Sales of Nidec’s products and purchase of Nidec Copal Corporation’s products	No	Note1 Note2 Note4
Nidec Copal Electronics Corporation	Tokyo, Japan	2,362	Electronic and Optical components	51.1% (0.0)	3	-	-	N/A	No	Note2
Nidec-Read Corporation	Kyoto, Japan	938	Machinery	65.5% (43.8)	3	2	-	N/A	Yes	Note2
Nidec-Kyori Corporation	Shiga, Japan	450	Machinery	100%	2	1	Loan	Purchase of Nidec-Kyori Corporation’s products.	Yes	-
Nidec Power Motor Corporation	Fukuoka, Japan	1,000	Mid-size motors	83.5%	3	2	Loan	Purchase of Nidec Power Motor Corporation’s products.	Yes	-
Nidec Shibaura Corporation	Fukui, Japan	1,000	Mid-size motors	100%	5	1	Loan	Purchase of Nidec Shibaura Corporation’s products	Yes	-
Sankyo Seiki Mfg. Co., Ltd.	Nagano, Japan	35,270	Small precision motors, Machinery,Electronic and Optical components	56.1% (2.1)	3	1	-	N/A	Yes	Note1 Note2 Note4
Nissin Kohki Co., Ltd.	Nagano, Japan	1,058	Electronic and Optical components	84.8% (57.2)	2	1	-	N/A	No	-
Tokyo Pigeon Co., Ltd.	Tokyo, Japan	457	Electronic and Optical components	91.9% (51.3)	2	2	-	N/A	No	-
Nidec America Corporation	Connecticut, U.S.A.	US$ 82.2 thousand	Small precision motors and Machinery	100%	2	1	Loan	Production and sales of Nidec products	No	-

Nidec Singapore Pte. Ltd.	Singapore	US$ 4,656 thousand	Small precision motors and pivot assemblies	100%	4	-	-	Production and sales of Nidec products	No	Note1
Nidec Electronics (Thailand) Co., Ltd.	Ayutthaya Thailand	TB 1,950,000 thousand	Small precision motors	99.9%	4	-	-	Production of Nidec’s products	No	Note1
Nidec Taiwan Corporation	Taipei, Taiwan	NT$ 5,000 thousand	Small precision motors	100%	2	2	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (H.K.) Co., Ltd.	Hong Kong Chaina	HK$ 800 thousand	Small precision motors and Mid-size motors	99.9%	3	2	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (Dalian) Limited	Liaoyang, China	US$ 32,500 thousand	Small precision motors	100%	2	2	-	Production of Nidec’s products and parts	No	Note1
Nidec Electronics GmbH	Bonn, Germany	EUR 153 thousand	Small precision motors, Mid-size motors and Machinery	100%	1	2	-	Sales of Nidec’s products	No	-
Nidec Philippines Corporation	Laguna Philippines	PP 1,400,000 thousand	Small precision motors	99.9%	3	2	Debt guarantee and Loan	Production of Nidec’s products and parts	No	Note1
Nidec Tosok (Vietnam) Corporation	Ho Chi Minh, Viet Nam	US$ 34,948 thousand	Small precision motors and Automobile parts	100% (61.5)	1	2	-	Production of Nidec’s products	No	-
Nidec Copal Philippines Corporation	Laguna Philippines	PP 333,035 thousand	Small precision motors and Electronic and Optical components	83.6% (51.0)	1	-	-	Production of Nidec’s products	No	-
Nidec Shibaura (Zhejiang) Corporation	Zhejiang China	RMB 331,844 thousand	Mid-size motors	100% (93.8)	1	1	-	Production and sales of Nidec’s products.	No	-
Nidec Hi-tech Motor (Thailand) Co., Ltd	Pathumtani Thailand	TB 400,000 thousand	Small precision motors	99.9% (99.9)	2	2	-	Production of Nidec’s products	No	-
Nidec Subic Philippines Corporation.	Subic Philippines	PP 400,000 thousand	Small precision motors	99.9% (99.9)	2	3	Loan	Production of Nidec’s products	No	-
Nidec (Zhejiang) Corporation	Zhejiang China	US$ 20,000 thousand	Small precision motors	100%	4	-	Debt guarantee and Loan	Production and sales of Nidec’s products	No	-
Nidec (Dong Guan) Limited.	Zhejiang China	US$ 5,000 thousand	Small precision motors	100% (75.0)	1	2	Debt guarantee	Production of Nidec’s products	No	-
Others 63 companies

Affiliates with equity method
Nidec Development Philippines Corporation	Laguna Philippines	PP 99,999 thousand	Possession of land	39.9%	2	-	-	N/A	No	-
NTN-Nidec (Zhejiang) Corporation	Zhejiang China	RMB 173,818 thousand	New fluid dynamic bearing unit	40.0%	1	-	-	Production of parts	No	-
Sejin-Sankyo Control Devices Co.,Ltd.	Kyeongki-Do, Korea	WON 4,375,000 thousand	Related Electronic components	40.7% (40.7)	-	-	-	N/A	No	-
Copal Yamada Co.,Ltd	Nagano, Japan	300	Production and sale of dies	50.0% (50.0)	-	-	-	N/A	No	-

Note (1). Special subsidiary stipulated in Japanese securities regulations.

(2). Securities reports are submitted to the relevant authorities.

(3). The numbers in parentheses in the column of voting right shows indirect possession and is included in the number above.

(4). Regarding Nidec Copal Corporation, Sankyo Seiki Mfg. Co., Ltd. the sales of these companies excluding inter-company sales exceed 10% of total sales in Nidec’s consolidated statement, respectively. The material financial information is as follows. Sales of other consolidated subsidiaries do not exceed 10% of sales in Nidec’s consolidated statements, so the same information is curtailed.

Company name	Sales amount (¥ Million)	Ordinary profit (¥ Million)	Net profit (¥ Million)	Net asset (¥ Million)	Total Asset (¥ Million)
Nidec Copal Corporation	63,418	4,429	3,530	32,717	53,191
Sankyo Seiki Mfg. Co., Ltd.	88,192	8,661	17,038	50,558	80,770

5. Employees

(1) Number of employees (Consolidated)

	As of March 31 2005
Business Segment	Number of employees	Average number of casual workers
NCJ	1,259	162
NET	8,592	3,395
NCD	8,022	70
NCT	29	-
NCS	615	134
NCF	4,825	3,579
SNKC	1,177	-
NCPL	854	80
NTSC	652	71
NCEL	520	120
NSBC	336	74
NSCJ	383	67
NPMC	303	397
NSKC	329	25
All others	42,273	3,935
Total	70,169	12,109

Note (1) “Average number of casual workers” is the average number of workers for the six months ended March 31, 2005, and  is not included in the “Number of employees” above.

Note (2) The number of employees increased by 11,029 compared with the previous year  mainly due to increased production by existing production sites to meet with increased demand overseas.

(2) Number of employees (Non-consolidated)

As of March 31, 2005
Number of employees	1,259
Average number of temporary workers	162
Average age	33.9
Average year of continuous employment	7.7
Average annual salary	¥4,729,763

Note (1) “Average number of temporary workers” is not included in the “Number of employees” above.

(2) “Average annual salary “includes additional salary to standard salary and bonus.

(3) Labor union

Nothing significant to be reported.

Section 2 Business Results

The following section entitled “1 Overview” is  based on the consolidated statements ended March 31, 2005 (U.S. GAAP) in the “Section 5 1. Consolidated Financial Statements” and consolidated statements ended March 31, 2004 in the “Section 5 1. Consolidated Financial Statements (2) other” (Unaudited).”

Note: Increases or decreases compared to the same period of the previous year have been adjusted by replacing the previous year’s figure based on Japanese GAAP with U.S. GAAP.

1. Overview

(1) Business Results

The business environment in 2004 progressed rather favorably as a result of expansion of global IT digital markets and a recovery in capital investment demand in the Japanese economy. In the second half of the year, however, while materials prices soared due to a steep rise in the price of oil and shortages occurred in materials supplies in connection with the continued high growth of the Chinese economy, inventory adjustment of IT digital products were made and  selling prices dropped, all of which became factors affecting our business. Under such a business environment, our consolidation succeeded in exceeding past results in net sales and income. In the small precision motors segment, we were able to expand performance steadily throughout the year owing to new technology and new products brought to the market. Management improvements in Sankyo Seiki Mfg. Co., Ltd. (“Sankyo Seiki”), which was one of our big tasks for this year, achieved better than expected results, partly because of strong operations of the robot  for liquid crystals business. In all other fields in general, the speed of business expansion  slowed down since the end of the previous year as a result of a steep rise in materials prices, including steel and inventory adjustments and price reductions in the IT market. We also made a capital increase through a public offering of 5 million shares in June 2004 (and in connection with this, in July 2004, an allocation of 620,000 new shares to a third party), which completed our capital increase.

Net sales increased 75.1%, to ¥485,861 million; operating income increased 143.8%, to ¥53,665 million, income before provision for income taxes increased 191.7%, to ¥57,290 million and net income increased 107.9%, to ¥33,455 milion as compared to the previous year ended March 31, 2004. They included the impact of the consolidation of three group companies, Nidec Copal Corporation (“Nidec Copal”), Nidec Copal Electronics Corporation (“Nidec Copal Electronics”) and Sankyo Seiki.

Business results by operating segment are as follows:

(NCJ)

External sales of Nidec decreased ¥3,714 million, or 6.2%, to ¥5,662 million as compared to the previous year ended March 31, 2004. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Net sales of Nidec increased 9.9% to ¥130,351 million as compared to the previous year ended March 31, 2004. Operating profit of Nidec increased 58.5% to ¥2,351million as compared to the previous year ended March 31, 2004. This increase resulted primarily from an increase in sales commission.

(NET)

External sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥3,888 million, or 11.8%, to ¥36,891 million as compared to the previous year ended March 31, 2004, due primarily to an increase in sales of fluid dynamic bearing (“FDB”) motors to main customers. Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥7,334 million, or 14.4%, to ¥58,131 million as compared to the previous year ended March 31, 2004. Operating profit increased ¥59 million, 0.7% to ¥8,649 million as compared to the previous year ended March 31, 2004, due primarily to an increase in sales commission and payment of royalty.

(NCD)

External sales of Nidec (Dalian) Limited increased ¥642 million, or 573.2%, to ¥754 million as compared to the previous year ended March 31, 2004. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type PCs.Net sales of Nidec (Dalian) Limited increased ¥8,050 million, or 25.7%, to ¥39,432 million as compared to the previous year ended March 31, 2004. Operating profit decreased ¥50 million, or 2.0%, to ¥2,436 million as compared to the previous year ended March 31, 2004. The major reason for this decrease in operating profit came from the increase of royalty and freight & packing.

(NCT)

External sales of Nidec Taiwan Corporation decreased ¥1,074 million, or 8.6%, to ¥11,418 million as compared to the previous year ended March 31, 2004, due primarily to a decrease in customer demand for brushless DC fans and DC motors. Net sales of Nidec Taiwan Corporation decreased ¥1,253 million, or 9.2%, to ¥12,352 million as compared to the previous year ended March 31, 2004. Operating profit decreased ¥232 million, or 64.1%, to ¥130 million as compared to the previous year ended March 31, 2004, due primarily to a decrease in sales and a drop in the unit price of brushless DC fans.

(NCS)

External sales of Nidec Singapore Pte. Ltd. increased ¥8,774 million, or 23.9%, to ¥45,442 million as compared to the previous year ended March 31, 2004, due primarily to an increase in sales of hard disk drives spindle motors to main customers. Net sales of Nidec Singapore Pte. Ltd. increased ¥7,056 million, or 17.8%, to ¥46,805 million as compared to the previous year ended March 31, 2004. Operating profit of Nidec Singapore Pte. Ltd. decreased ¥554 million, or 22.3%, to ¥1,935 million as compared to the previous year ended March 31, 2004, due primarily to a decrease in sales from the profitable manufacturing division.

(NCF)

External sales of Nidec Philippines Corporation decreased ¥417 million, or 27.6%, to ¥1,094 million as compared to the previous year ended March 31, 2004. This decrease in sales was due primarily to a decrease in sales of main customers. Net sales of Nidec Philippines Corporation decreased ¥1,403 million, or 5.9%, to ¥22,225 million as compared to the previous year ended March 31, 2004. Operating profit of Nidec Philippines Corporation decreased to a loss of ¥379 million. This decrease was due primarily to a decrease in sales and the adverse impact from decentralization of production to two factories as a result of absorbing the FDB department of Sankyo Seiki Mfg. Co., Ltd.

(SNKC)

External sales, net sales and operating profit of Sankyo Seiki Mfg. Co., Ltd. were ¥68,880 million, ¥88,193 million and ¥7,624 million, respectively. Sankyo Seiki Mfg. Co., Ltd. has been consolidated since February 2004.

(NCPL)

External sales, net sales and operating profit of Nidec Copal Corporation were ¥54,067 million, ¥63,418 million and ¥3,195 million, respectively. Nidec Copal Corporation has been consolidated since February 2004.

(NTSC)

External sales of Nidec Tosok Corporation increased ¥2,781, or 13.1%, to ¥23,992 million as compared to the previous year ended March 31, 2004, due primarily to an increase in sales of automobile parts and semiconductor fabrication equipment. Net sales of Nidec Tosok Corporation increased ¥2,772 million, or 12.7%, to ¥24,649 million as compared to the previous year ended March 31, 2004. Operating profit decreased ¥397 million, or 27.4%, to ¥1,053 million as compared to the previous year ended March 31, 2004, due primarily to an increase in research and development expenses related to automobile parts and in cost of sales-depreciation of tangible fixed assets related to the head office.

(NCEL)

External sales, net sales and operating profit of Nidec Copal Electronics Corporation were ¥20,653 million, ¥23,008 million and ¥3,583 million, respectively. Nidec Copal Electronics Corporation has been consolidated since January 2004.

(NSBC)

External sales of Nidec Shibaura Corporation decreased ¥1,318 million, or 8.4%, to ¥14,449 million as compared to the previous year ended March 31, 2004. The reason was due to primarily to the fact that main customers shifted orders to overseas. Net sales of Nidec Shibaura Corporation increased ¥ 3,601million, or 17.8%, to ¥23,797 million as compared to the previous year ended March 31, 2004. Operating profit increased 69.3% to ¥1,356 million as compared to the previous year ended March 31, 2004.

The major reason for this increase in operating profit came from an increase in sales of mid-size motors and machines from the trading division.

(NSCJ)

External sales of Nidec Shimpo Corporation increased ¥1,841 million, or 21.7%, to ¥10,317 million as compared to the previous year ended March 31, 2004, due primarily to an increase in sales of power transmission drives and factory automation related equipment  the Chinese market. Net sales of Nidec Shinpo Corporation increased ¥2,584 million, or 25.7%, to ¥12,643 million as compared to the previous year ended March 31, 2004. Operating profit increased 69.1% to ¥1,397 million. This was due primarily to an increase in sales and a successful shift of production to China.

(NPMC)

External sales of Nidec Power Motor Corporation increased ¥1,649 million, or 20.6%, to ¥9,635 million as compared to the previous year ended March 31, 2004, due primarily to an increased demand for AC motors across industries. Net sales of Nidec Power Motor Corporation increased ¥1,842 million, or 22.6%, to ¥9,975 million as compared to the previous year ended March 31, 2004. Operating profit of Nidec Power Motor Corporation decreased to a loss of ¥392 million. The reason was due to primarily to the fact that price of steel lumber increased.

(NSKC)

External sales, net sales and operating profit of Nissin Kohki Co., Ltd. were ¥12,641 million, ¥13,682 million and ¥946 million, respectively. Nissin Kohki Co., Ltd. has been consolidated since February 2004.

(Other )

Within the All Others segment, external sales increased ¥58,563 million, or 97.2%, to ¥118,798 million as compared to the previous year ended March 31, 2004. Net sales increased ¥ 161,017 million, or 127.9%, to ¥286,929 as compared to the previous year ended March 31, 2004. Operating profit also increased 112.9% to ¥13,983. The major reason for these increases was the consolidation of new subsidiaries. Excluding the contribution of these newly consolidated subsidiaries, net sales and operating profit increased ¥35,009 million and ¥1,858 million, respectively, mainly due to expansion in production capacity and improvement in the profitability of Nidec (Dongguan) Corporation and Nidec (Zhejiang) Corporation.

Business results of each geographical segment market are as follows:

(Japan)

Sales in Japan increased 143,430 million, or 96.0%, to 292,822 million as compared to the previous year ended March 31, 2004. The major reason for this increase was our consolidation of new subsidiaries. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥37 million, mainly due to a recovery in demand for capital investment and an increase in sales, mainly in the machinery segment.

(North America)

Sales in North America increased ¥2,822 million, or 52.5%, to ¥8,200 million as compared to the previous year ended March 31, 2004. Due primarily to the contribution of our newly consolidated subsidiaries, sales increased ¥38 million. Excluding the contribution from these newly consolidated subsidiaries, sales decreased ¥10 million. The major reason for the decrease came from customers’ shift of their manufacturing bases from North America to other countries.

(Singapore)

Sales in Singapore increased ¥20,933 million, or 53.6%, to ¥59,989 million as compared to the previous year ended March 31, 2004. The major reason for this increase was our consolidation of new subsidiaries. Sales increased ¥12,300 million. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥8,600 million, mainly due to an increase in small precision motors sales.

(Thailand)

Sales in Thailand increased ¥6,043 million, or 16.5%, to ¥42,653 million as compared to the previous year ended March 31, 2004. The reason for this increase was our consolidation of new subsidiaries. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥5,000 million, mainly due to an increase in small precision motors sales.

(Philippines)

Sales in Philippines increased ¥3,327 million, or 149.2%, to ¥5,557 million as compared to the previous year ended March 31, 2004. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥1,800 million, mainly due to an increase in small precision motors sales.

 (China)

Sales in China increased ¥10,332 million, or 76.9%, to ¥23,771 million as compared to the previous year ended March 31, 2004. The major reason was our consolidation of new subsidiaries. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥6,500 million, due to increases in  small precision motors, mid-size motors and machinery sales.

(Other)

Sales in other regions increased ¥21,477 million, or 68.4%, to ¥52,869 million as compared to the previous year ended March 31, 2004. The major reason was our consolidation of new subsidiaries. Excluding the contribution of these newly consolidated subsidiaries, sales increased ¥5,600 million, due to increases in  small precision motors, mid-size motors and machinery sales.

(2) Cash Flow

The balance of cash and cash equivalents at the end of the year was ¥70,111 million, a decrease of ¥3,281 million from the end of the previous period.

Cash flow from operating activities was ¥44,333 million, an increase of ¥12,923 million as compared to the previous period. In the current period, net income largely increased by ¥17,366 million from the previous period to ¥33,455 million and also  non-cash expenditures,  increased by ¥20,477 million due to increased depreciation expenses, minority interests and income by the equity method. On the other hand, cash expenditures increased by ¥8,410 million due to the decrease in unpaid retirement benefits and pensions, all of which resulted in an increase of cash of approximately ¥29,400 million. However, there were also increases in cash expenditures of approximately ¥11,600 million in account receivables and  approximately ¥4,900 million in other items.

Cash flow from investing activities  was ¥45,888 million, of which payments for capital investment were approximately ¥37,300 million. In addition, investment in subsidiaries was approximately ¥12,100 million. Capital investment increased by approximately ¥14,600 million as compared to the previous period.

Cash flow from financing activities  was ¥2,494 million. Financing through a capital increase via a public offering and others was approximately ¥60,100 million, the repayment of short-term borrowings was approximately ¥57,800 million and dividend expenditures were approximately ¥2,400 million.

2. Production, Orders Received and Sales

(1) Production by Business Segment

Production by business segment for the interim period ended March 31, 2005 is as follows:

Starting with the interim period ended March 31, 2005, business segments have been subject to SFAS 131 and increases or  decreases compared to the same period of the previous year have been adjusted by replacing the previous year’s figure based on Japanese GAAP with U.S. GAAP. (Categorization by business segment in the “Orders by Business Segment” and the “Sales by Business Segment” is the same as above.)

Business Segment	As of March 31, 2005	Change compared to previous period
NCJ	¥7,239 million	84.9%
NET	60,654 million	112.7%
NCD	45,249 million	126.3%
NCT	-	-
NCS	13,825 million	100.9%
NCF	25,110 million	92.9%
SNKC	65,295 million	918.2%
NCPL	62,134 million	598.1%
NTSC	24,763 million	117.2%
NCEL	19,670 million	713.2%
NSBC	4,229 million	47.5%
NSCJ	12,606 million	125.3%
NPMC	9,975 million	128.4%
NSKC	12,700 million	643.3%
All Others	119,772 million	190.0%
Total	¥483,221 million	177.6%

Note(1)  Amounts are based on selling price to customer

Note(2)  Consumption taxes are excluded from the amounts above

Note(3)  Productions before the change in business segment are as follows:

Business Segment	As of March 31, 2005	Change compared to previous period
Small precision motors	¥222,702 million	133.3%
Mid-size motors	36,589 million	107.3%
Machinery	77,721 million	243.3%
Other	146,209 million	375.4%
Total	¥483,221 million	177.6%

(2) Orders by Business Segment

Business Segment	Orders received for the period	Change compared to previous period	Outstanding orders as of March 31, 2005	Change compared to previous period
NCJ	¥56,698 million	95.5%	¥10,372 million	100.9%
NET	37,391 million	113.8%	6,218 million	108.8%
NCD	870 million	414.9%	227 million	205.0%
NCT	11,249 million	89.2%	1,647 million	90.7%
NCS	47,999 million	133.7%	8,714 million	141.5%
NCF	929 million	66.1%	38 million	18.6%
SNKC	66,882 million	308.4%	11,911 million	85.6%
NCPL	51,487 million	289.7%	6,069 million	70.3%
NTSC	24,248 million	112.1%	6,222 million	104.3%
NCEL	21,325 million	379.5%	3,438 million	124.3%
NSBC	13,365 million	84.3%	2,352 million	68.4%
NSCJ	10,256 million	114.0%	808 million	93.0%
NPMC	9,238 million	106.2%	1,603 million	80.2%
NSKC	12,047 million	422.2%	286 million	32.5%
All Others	122,675 million	181.0%	19,913 million	122.3%
Total	¥486,659 million	155.4%	¥79,818 million	101.0%

Note(1)  Intersegment orders are eliminated.

Note(2)  Consumption taxes are excluded from the amounts above.

Note(3)  Orders before the change in business segments are as follows:

Business Segment	Orders received for the period	Change compared to previous period	Outstanding orders as of March 31, 2005	Change compared to previous period
Small precision motors	¥225,465 million	126.2%	¥37,785 million	107.9%
Mid-size motors	34,471 million	103.4%	6,388 million	85.4%
Machinery	76,491 million	169.0%	17,714 million	97.4%
Other	150,232 million	268.7%	17,931 million	97.9%
Total	¥486,659 million	155.4%	¥79,818 million	101.0%

(3) Sales by Business Segment

Business Segment	As of March 31, 2005	Change compared to previous period
NCJ	¥56,602 million	93.8%
NET	36,891 million	111.8%
NCD	754 million	673.2%
NCT	11,418 million	91.4%
NCS	45,442 million	123.9%
NCF	1,094 million	72.4%
SNKC	68,880 million	885.5%
NCPL	54,067 million	591.2%
NTSC	23,992 million	113.1%
NCEL	20,653 million	723.7%
NSBC	14,449 million	91.6%
NSCJ	10,317 million	121.7%
NPMC	9,635 million	120.6%
NSKC	12,641 million	640.4%
All Others	118,798 million	197.2%
Sub Total	485,633 million	173.7%
Adjustment Note(3)	(34) million	-
Adjustments and eliminations Consolidated total	(331) million	-
All Others	593 million	-
Total	¥485,861 million	175.1%

Note(1)  Consumption taxes are excluded from the amounts above.

Note(2)  Intersegment sales are eliminated.

Note(3)  Adjustment means the different recognization between delivery basis and inspection basis.

Note(4)  Sales before changing business segment are as follows:

Business Segment	As of March 31, 2005	Change compared to previous period
Small precision motors	¥222,714 million	129.1%
Mid-size motors	35,564 million	109.2%
Machinery	76,957million	246.3%
Other	150,626 million	365.5%
Total	¥485,861 million	175.1%

3. Challenges and Issues

A. Enhancing profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions  for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China, as is production of automobile parts in Vietnam. Nidec is moving ahead to ensure that investments serve to shore up consolidated profitability.

B. Reinforcing research and development activities that respond to the fast-changing market needs. Nidec is focused on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations in May 2003, is the center of Nidec’s comprehensive R&D activities where the Company’s technical expertise converges. Meanwhile, measures to enhance the R&D framework of the respective group companies are constantly taken, as exemplified by the amalgamation of R&D activities for HDD motors of Sankyo Seiki Mfg. Co., Ltd to Nidec’s Nagano Technical Center  under a group-wide R&D enhancement approach. We opened the Motor Engineering Research Laboratory inside our Tokyo Office in April 2005. The Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

C. Continuously improving the business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May 2003, Nidec created the Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. In April 2004, the  establishment of the new Internal Audit & Management Advisory Department  is also a part of this approach. Its special function is to reorganize internal control systems within group companies and integrate those systems to a basis on which they can audit and guide those group companies in the same manner as for Nidec in line with relevant rules and regulations.

D. Beginning April 2003, Nidec implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March last year, Nidec also made a major management reshuffle of Sankyo Seiki Mfg. Co., Ltd. to shift their focus from reviving growth to active growth.

4. Risk Factors

If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected.

Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. Sales to our largest customer, Seagate, were approximately 16%, 14% and 8% of total net sales for the year ended March 31, 2003, 2004 and 2005, respectively. Sales to our six largest customers represented approximately 41%, 41% and 29% of our net sales for the years ended March 31, 2003, 2004 and 2005, respectively.

On January 6, 2003, the storage technology businesses of Hitachi Ltd. and IBM were combined to form Hitachi Global Storage Technologies. The new company was the third largest manufacturer of hard disk drives in the world. As a result of this development, our customer base has become more highly concentrated.

Our customer base is also highly concentrated in our other product markets such as brushless DC motors, fans, machinery, electronic and optical components and other products. Our accounts receivable are likewise concentrated. Six customers represented ¥19.7 billion, or 39%, ¥23.6 billion, or 24% and ¥33.6 billion, or 30% of our gross accounts receivable at March 31, 2003, 2004 and 2005, respectively. As a result of customer concentration, our net sales could be significantly impacted in the event of:

•

a significant reduction, delay or cancellation of orders from one or more of our significant customers;

•

a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed components, for inclusion in future product generations; or

•

financial difficulties affecting one or more significant customers.

We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace these orders with orders from new customers, and this would significantly impact our business, operating results and financial condition.

We depend on the computer industry for sales of our products, and our business may be adversely affected by a decline in the computer market

Our precision motor and fan products are components used primarily in computer systems. A substantial portion of our net sales in turn depends on sales of computers and computer peripherals that incorporate our products. Revenues from hard disk drive spindle motors accounted for 42.2%, 38.5% and 24.5% of our net sales for the years ended March 31, 2003, 2004 and 2005, respectively. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

•

rapid technological change;

•

frequent new product introductions and short product life cycles;

•

significant price competition and price erosion;

•

fluctuating inventory levels;

•

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

•

variations in manufacturing costs and yields; and

•

significant expenditures for manufacturing equipment and product development.

The computer market grew substantially in the late 1990s and then experienced a significant downturn from which it is only now beginning to recover. The downturn was characterized by lower product demand and accelerated reductions of product prices. These conditions prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives, including our customers. Such restructurings involving our customers may result in our customers seeking to reduce costs and inventories, which could in turn reduce our margins or sales volumes. These customers may also switch to suppliers other than us. Such restructuring or similar moves by hard disk drive manufacturers in the future could have a material negative impact on our results of operations if we are unable to increase sales to other hard disk drive manufacturers or increase sales of spindle motors for non-desktop use.

The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to one month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Our inventory was ¥17.0 billion at March 31, 2003, ¥45.2 billion at March 31, 2004 and ¥49.0 billion at March 31, 2005. Our inventory at March 31, 2004 compared to March 31, 2003 substantially increased due primarily to the consolidationof new subsidiaries such as Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand, which could in turn have a material adverse effect on our business, financial condition and results of operations.

We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. Our average selling price for hard disk drive spindle motors fell by approximately 8%, 9% and 9% during the years ended March 31, 2003, 2004 and 2005, respectively. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed

We rely on third party suppliers for some of the materials and equipment used in our manufacturing processes, including connectors, electric circuit unit assemblies and ball bearings. Even though we are decreasing our reliance on ball bearing suppliers as a result of the shift to fluid dynamic bearing spindle motors, our production capacity would nevertheless be limited if one or more of these materials were to become unavailable or available in reduced quantities or if we were unable to find alternative suppliers. If our source of materials and supplies were unavailable for a significant period of time, our operating results would be adversely affected.

We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations

Our major competitors in the area of hard disk drive spindle motors have increased their production capacity in recent periods, which has resulted in intensified competition and a reduction in prices. This trend of severe competition is likely to intensify as our competitors offer very competitive prices in order to grab larger market shares. It is also possible that ball bearing or other subcomponent manufacturers will try to enter the spindle motor market. In the area of mid-size motors for automobiles and household appliances, some of our competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do.

To remain competitive in our core business area of spindle motors and to increase our competitiveness in other motor markets in which we are attempting to expand our business, we believe that we must maintain a substantial investment in research and development and expand our manufacturing capability, marketing, sales efforts and customer service and support. We must also develop new products and enhance our existing products in a timely manner. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments. We may not make the technological advances necessary to maintain our competitive position so that our products will receive industry acceptance. We anticipate that we may have to adjust prices on many of our products to stay competitive, and our profit margins may fall. In addition, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales

Many of our customers work directly with component suppliers such as us to design and build customized products for specific needs. A significant portion of our contracts with these customers require us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines including design, manufacture and delivery of customized products, we may not be able to meet our customers’ product needs or timetables. Although we have not had such problems in the past, any future failure to meet significant customer requirements could damage our reputation and impede our ability to expand our business in markets for these products.

We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are a key component in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed or alleged to be attributed to defects in our motors or their design, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims. We may suffer such losses or damage regardless of whether our products were defective.

Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the following principal factors:

•

fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our motor and drive technology products are sold and used, including the computer industry;

•

translation effect of exchange rate fluctuations on the results of our overseas subsidiaries;

•

the availability and extent of utilization of our manufacturing capacity;

•

changes in our product or customer mix;

•

entry of new competitors;

•

cancellation or rescheduling of significant orders, which can occur on short notice;

•

deferrals of customer orders in anticipation of new products or enhancements;

•

component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources ; and

•

natural and man-made disasters, including earthquakes, warfare and acts of terrorism, in Japan or elsewhere.

Moreover, a large portion of our operating expenses, including equipment depreciation, rent, salaries, capital leases and interest payments, are relatively fixed and difficult to reduce or adjust. Reductions in our unit sales will not typically correspond with reductions in these relatively fixed costs. Therefore, such reductions in our unit sales will generally result in reduced or negative margins for our products. Any or all of the above factors could have a material adverse effect on our business, financial condition and results of operations.

Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets

We have achieved much of our growth by acquiring other companies that have provided us with complementary technologies and product lines. To the extent that we are unable to make successful acquisitions, we may not be able to continue to expand our product range and our growth rates could be adversely affected. Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required, and may continue to require, significant resources. There can be no assurance that our investments will generate the operational and financial returns we expect. The success of future acquisitions will depend upon factors such as:

•

our ability to manufacture and sell the products of the businesses acquired;

•

continued demand for these acquired products by our customers;

•

our ability to integrate the acquired businesses’ operations, products and personnel;

•

our ability to retain key personnel of the acquired businesses; and

•

our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses.

Failure to succeed in acquisitions, or an inability to find suitable acquisition targets, could have a material adverse effect on our business results of operations and financial condition.

Our growth places strains on our managerial, operational and financial resources

Our future success depends on our ability to expand our organization in line with the growth of our business, including the integration of recently added subsidiaries within the Nidec group. However, our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our recent acquisitions and any further growth by us or our subsidiaries or affiliates, or an increase in the number of our strategic relationships, will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

We could be harmed by litigation involving patents and other intellectual property rights

We have patent protection on certain aspects of our technology and also rely on trade secret, copyright and trademark laws, as well as contractual provisions, to protect our proprietary rights. We face the following risks:

•

we could incur substantial costs in defending against claims of infringement of the intellectual property of others and such claims could result in damage awards against us, in orders to pay for the use of previously unrecognized third-party intellectual property or in injunctions preventing us from continuing aspects of our business, which could in turn have a material adverse effect on our business, financial condition and results of operations.

•

our protective measures may not be adequate to protect our proprietary rights;

•

other parties, including competitors with substantially greater resources, may independently develop or otherwise acquire equivalent or superior technology, and we may be required to pay royalties to license intellectual property of those parties;

•

patents may not be issued pursuant to our current or future patent applications, and patents issued pursuant to such applications, or any patents we own or have licenses to use, may be invalidated, circumvented or challenged;

•

the rights granted under any such patents may not provide competitive advantages to us or adequately safeguard and maintain our technology;

•

we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets, proprietary know how or other intellectual property by others; and

•

the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, and such laws may not be enforced in an effective manner.

For specific information relating to two intellectual property disputes that could have an adverse effect on our results of operations, see Item 4.B. “Business Overview—Legal Proceedings.”

Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

Sales to customers outside Japan accounted for 64.4%, 61.0% and 63.6% of our consolidated net sales during the years ended March 31, 2003, 2004 and 2005, respectively. A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. We experience volatility in our results of operations as a result of foreign currency exchange rate fluctuations when or result of operations of subsidiaries operating in currencies other than the yen are consolidated into our financial statements, which are reported in yen. We also experience foreign exchange risk to the extent that our sales and expenses or those of our subsidiaries are denominated in different currencies. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

We assess our performance and make operating decisions based on financial information received from the fourteen operating segments that we report in our consolidated financial statements: Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Taiwan Corporation, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Power Motor Corporation and Nisshin Kohki Co., Ltd. This segmental information is prepared in accordance with the accounting principles in each segment’s respective country of domicile. For example, Nidec Corporation’s operating profit or loss is determined using Japanese GAAP while Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. In addition, year-end closing adjustments and other items are not included in segment totals. These aspects of our segment data could make it more difficult for us to evaluate the relative performance of individual segments and our overall operations in a timely manner, as compared with segment data compiled on a uniform U.S. GAAP basis.

We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines and Vietnam. In particular, we are growing increasingly reliant on our production bases in China, where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, especially in developing countries, and managing international operations expose us to a number of additional risks associated with foreign commerce, including the following:

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economic slowdown or downturn in the relevant industries in foreign markets;

•

international currency fluctuations;

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general strikes or other disruptions in working conditions;

•

political instability (recently for example, terrorist activities);

•

trade restrictions or changes in tariffs;

•

outbreaks, such as Severe Acute Respiratory Syndrome (SARS) or avian flu, that inhibit international or regional commerce

•

the difficulties associated with staffing and managing international operations;

•

generally longer receivables collection periods;

•

unexpected changes in or imposition of new legislative or regulatory requirements;

•

relatively limited protection for intellectual property rights in some countries;

•

potentially adverse taxes; and

•

any or all of these risks could adversely affect our business, financial condition and results of operations.

We may become subject to more stringent environmental regulations in the future

Our operations and manufacturing processes are subject to a wide range of environmental laws and regulations in Thailand, the Philippines, Singapore, Japan, the United States and other countries in which we have production facilities. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could increase and be significant, which would materially and adversely affect our business, financial condition and results of operations.

We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activity. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure or reduced attention to us could have a material adverse effect on our operations, financial condition and operating results.

For our business to continue effectively, we will need to attract and retain qualified personnel

Our business depends on the continued employment of our senior management, engineering and other technical personnel, many of whom would be extremely difficult to replace. To maintain our current market position and support future growth, we will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and there can be no assurance that we and our affiliates will be able to attract and retain such additional personnel.

5. Material Contractual Agreements

(1) Mutual technical service contracts

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	Papst Licensing GmbH and Mr.Georg Papst	Germany	Motors and relevant products (excluding HDD)	Patent licensing Note 1	From 1997/4/1 till expiration date of the last patent
Nidec	Minebea Co.,Ltd.	Japan	Fluid dynamic bearing unit and Spindle motor for hard disk drive	Patents and others cross license contract Note 2	From 2004/12/18 till expiration date of the last patent

Note (1) The contract stipulates that Nidec shall pay the prescribed amount as a royalty every year until 2006.

(2) Nidec has already received value as a job lot

(2) Umbrella agreement for the new motor technology

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	Seagate Technology LLC	U.S.A.	Motors, parts and production and inspection equipments for motors	1. Mutual patent licensing 2. Know how license and technical assistance 3. Supply of motors	From 2000/4/1 to 2005/4/1

Note: Patent mutual licensing of the above contract stipulates that Nidec shall pay the prescribed amount as a royalty every year until 2005/4/1 and Nidec will be able to use the patent until the expiration of the  patent by paying additional fees for another 3 years after the expiration of this contract.

(3) Joint venture company

Party to a contract	Counterparty	Country	Joint venture company	Contribution pro rata	Date of establishment	Remarks
Nidec	NTN Corporation	Japan	NTN-Nidec (Zhejiang) Corporation	Nidec US$ 8,400 K NTN US$12,600 K	2002/8/28	Business collaboration with respect to fluid dynamic bearing unit of spindle motor for hard disk drive

Note: Contribution amounts include the total amounts contributed as of March 31, 2004.

(4) Technical service contracts and manufacturing and sales contracts for consolidated subsidiaries

Party to a contract	Counterparty	Country	Contract details	Calculation basis for royalty	Date of contract	Contract term
Nidec Tosok Corporation	Nissan Motor Co., Ltd	Japan	Acquirement of technical information, manufacturing and sales right for image inspection system	Prescribed amount per one product (Payable)	1993/6/28	6 years and automatic renewal basis after expiration
	Kulicke and Soffa Industries, Inc.	U.S.A.	Acquirement of exclusive OEM distributorship for K&S wire bonder	N/A	2002/6/26	3 years and automatic renewal basis after expiration
	Telstar Engineering Co., Ltd.	Republic of Korea	Provision of manufacturing and sales right for column type air micro meter, AE converter, etc.	3% on sales amount (Receivable)	2000/12/21	5 years and automatic renewal basis after expiration
	Kefico Corporation	Republic of Korea	Provision of technical information, know-how, manufacturing and sales right for RXC distributing board	3% on sales amount (Receivable)	2003/3/24	8 years
Sankyo Seiki Mfg. Co., Ltd.	Canon Inc.	Japan	Business alliance in the business sector of office equipment	N/A	N/A	N/A
	Mitsubishi Electric Corporation	Japan	Acquirement of license of industrial property right, excluding trademark right for optical pickup	Prescribed percentage on sales amount (Payable)	N/A	From 1999/3/2 to 2009/11/2
	Olympus Optical Co.,Ltd.	Japan	Acquirement of license of industrial property right, excluding trademark right for optical pickup	Prescribed percentage on sales amount (Payable)	N/A	From 2000/9/20 to 2005/9/20

6. R&D Activities

The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology.

Under the policy, each R&D division of Nidec Corporation and its consolidated subsidiaries develops new businesses through mutual technological synergies and strives to create potential growth businesses in a timely manner, in addition to creating new products and conducting research for advanced technical development.

The Nidec group incurred research and development expenses of ¥25,918 million for the year ended March 31, 2005. R&D activities and expenses by business segments are as follows:

(1) NCJ

For R&D activities in this segment, the Central Development Technical Research Laboratory has responsibility, in addition to basic and applied research, for research and development of new products and technical support and assistance and for starting production and improvements in quality for new products of HDD spindle motors. R&D activities in relation to mass production and quality improvements in mid-size motors for automobiles and small precision DC motors and small precision fans other than HDD spindle motors are carried out at the Shiga Technical Development Center. The Nagano Technical Development Center is responsible for R&D activities in relation to mass production and quality improvements in HDD spindle motors. The Tottori Technical Development Center is responsible for precedent R&D activities in relation to brushless DC fans motors, including standards for brushless DC fans motors.

 Research and development expenses in this segment for the year ended March 31, 2005 were ¥15,023 million.

(2) NCS

R&D activities in this segment have responsibility for research and development of HDD spindle motors to meet market needs in timely manner.

Research and development expenses in this segment for the year ended March 31, 2005 were ¥362 million.

(3) SNKC

R&D activities in this segment have responsibility for research and development of intelligent mechanism products, which have combined fine mechatronics and software, coupled with development of ultra-precision processing technology. These activities include research and development of each of the following fields of multimedia equipment: information accessory equipment such as computers, industrial equipment, home electronics and housing equipment.

Research and development expenses in this segment for the year ended March 31, 2005 were ¥4,273 million.

(4) NCPL

R&D activities in this segment have responsibility for research and development of optical parts, small precision motors and laboratory systems equipment. The focus of the research and development is on new technology and new products for business areas with planned expansion and cutting edge products, such as digital still cameras and mobile phones.

Research and development expenses in this segment for the the year ended March 31, 2005 were ¥3,251 million.

(5) NTSC

R&D activities in this segment have responsibility for research and development of automobile parts, semiconductor production equipment and testing equipment. With regard to automobile parts, focus is placed on the research and development of auto speed drives, variable speed drives and hydro-pneumatic accumulator products to upgrade functions and quality and to strengthen international price competitiveness. With regard to semiconductor production equipment and testing equipment, focus is placed on research and development of expanding market share by introducing new products as well as improving performance and upgrading the existing product line with multifunctional capabilities.

Research and development expenses in this segment for the year ended March 31, 2005 were ¥1,052 million.

(6) NCEL

R&D activities in this segment have responsibility for research and development of electric circuit parts, pressure sensors and actuators with the aim of expanding market share and upgrading the existing product line as well as developing new products.

Research and development expenses in this segment for the year ended March 31, 2005 were ¥897 million.

(7) NSBC

R&D activities in this segment have responsibility for research and development of mid-size motors for industrial and housing equipment and household appliances.

Research and development expenses in this segment for the year ended March 31, 2005 were ¥128 million.

(8) NSCJ

R&D activities in this segment have responsibility for research and development of power transmission drives, control devices, measuring and factory automation equipment

Research and development expenses in this segment for the year ended March 31, 2005 were ¥272 million.

(9) NPMC

R&D activities in this segment have responsibility for research and development of mid-size motors for industrial equipment.

Research and development expenses in this segment for the year ended March 31, 2005 were ¥24 million.

(10) NSKC

R&D activities in this segment have responsibility for research and development of optical components based on technology for optoelectronics.

Research and development expenses in this segment for the year ended March 31, 2005 were ¥105 million.

(11) All Others

R&D activities in this sector segment have responsibility for research and development of machinery, electrical parts and optical parts.

Research and development expenses in this segment for the interim period ended March 31, 2005 were ¥531 million.

R&D activities for the “NET(Nidec Electronics (Thailand) Co., Ltd )”, “NCD(Nidec (Dalian) Limited )”, “NCT”(Nidec Taiwan Corporation) and “NCF”(Nidec Philippines Corporation) segments were not performed.

7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(1) Application of Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in our financial statements is a critical accounting estimate if it requires us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We have identified the following critical accounting policies with respect to our financial presentation.

Inventories

Our inventories, which consist primarily of finished products such as hard disk drive spindle motors, are stated at the lower of cost or market value. Cost is determined principally using the weighted average cost method and the market value is mainly based on net realizable value less direct sales costs. These products are exposed to frequent innovation, the introduction of new products to the market and short product life cycles due to rapid technological advances and model changes. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes and write off inventories with no movement for one year or when it is apparent that there is no possibility of future sales or usage. We did not record significant inventory write-offs during the years ended March 31, 2004 or 2005. We may have to recognize large amounts of inventory write-off as a result of an unexpected decline in market conditions, changes in demand or changes in our product line.

Other-than-temporary Losses on Marketable Securities

We review the market value of our marketable securities at the end of each fiscal quarter. Our marketable securities consist of available-for-sale securities and investments in listed subsidiaries. Other-than-temporary losses on individual marketable securities are charged to income in the period as incurred. Losses on available-for-sale securities are classified as other-than-temporary based on the length of time and the extent to which the fair value has been less than the carrying amount. When the carrying amount of the equity-method investment exceeds the quoted market value at the end of each period, we write down such investment to the market value if the decline in fair value below the carrying amount is considered other-than-temporary. In determining if a decline in the fair value of equity-method investment is other-than-temporary, we take into consideration the length of time and the extent to which the fair value has been less than the carrying amount, the financial condition and estimated future profitability of the company. The fair value of marketable securities is based on quoted market prices. Our management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of underlying companies and prevailing market conditions in which these companies operate to determine if our investment in each of these companies is impaired and whether the impairment is other-than-temporary.

We believe that the accounting estimate related to investment impairment is a critical accounting policy because:

•

it is highly susceptible to change from period to period because it requires our management to make assumptions about future financial condition and cash flows of investees; and

•

the impact that recognizing an impairment would have on the total assets reported on our balance sheet as well as our operating income would be material.

As of March 31, 2004 and 2005, the estimated fair value of our marketable securities was ¥17,839 million and ¥16,559 million, respectively. We recorded gain on marketable securities in the amount of ¥816 million and ¥1,586 million for the years ended March 31, 2004 and 2005, respectively.

Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. As our customer base is highly concentrated, the nonfulfillment or delay in payment caused by even one of our major customers may require us to record a significant additional allowance. For the year ended March 31, 2005, sales to our six largest customers represented approximately 29% of our net sales. Our accounts receivable are likewise concentrated. At March 31, 2005, six customers represented ¥33.6 billion, or 30%, of our gross accounts receivable. In addition, during economic downturns, certain number of our customers may have difficulty with their cash flows.

Although we believe that we can make reliable estimates for doubtful accounts, customer concentrations as well as overall economic conditions may affect our ability to accurately estimate the allowance for doubtful accounts. Our allowance for doubtful accounts amounted to ¥623 million as of March 31, 2004 and ¥484 million as of March 31, 2005. Our trade notes and accounts receivable balance was ¥129,919 million, net of allowance for doubtful accounts, as of March 31, 2005.

Deferred Tax Assets

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. As of March 31, 2005 we had deferred tax assets in the amount of ¥10,346 million. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our income statement.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of ¥15,585 million as of March 31, 2005, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward for tax purposes incurred by our subsidiaries. Our determination to record valuation allowances is based on a history of unprofitable periods by the subsidiaries and their estimated future profitability. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

Impairment of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment, comprised approximately 31% of our total assets as of March 31, 2005. We carefully monitor the appropriateness of the estimated useful lives of these assets. Whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we review the respective assets for impairment. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows. We review idle assets for possible impairment based on their condition or based on the probability of future use. Changes in technology, market demand, our planned product mix, or in our intended use of these assets, may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions such as increased competition could cause the value of a certain amount of these assets to change. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment. As such, our judgment as to the recoverability of capitalized amounts and the amount of any impairment will be significantly impacted by such factors.

Valuation of Goodwill

We assess the impairment of acquired goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

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significant underperformance relative to expected historical or projected future operating results;

•

significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•

significant negative industry or economic trends;

•

significant decline in the stock price of the acquired entity for a sustained period; and

•

market capitalization of the acquired entity relative to its net book value.

When we determine that the carrying value of goodwill and other intangibles may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow determined by our management to be commensurate with the risk inherent in our current business model. Changes in the projected discounted cash flow could negatively affect the valuations. Goodwill amounted to ¥40,664 million as of March 31, 2005.

Pension Plans

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions.” For periodic pension calculation, we are required to assume some components, which include expected return on plan assets, discount rate, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost.

(2) Results of Operations – Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net Sales

Our net sales increased ¥208,364 million, or 75.1%, from ¥277,497 million for the year ended March 31, 2004 to ¥485,861 million for the year ended March 31, 2005. This increase was mainly due to the addition of newly consolidated subsidiaries. In particular, net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies were newly consolidated in January and February 2004 as a result of an increase in our ownership interest therein, and were included in our net sales for only February and March 2004. The net sales of these newly consolidated subsidiaries were ¥29,723 million for February and March 2004 and ¥207,767 million for the year ended March 31, 2005. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥30,320 million, or 12.2%, from ¥247,774 million for the year ended March 31, 2004 to ¥278,094 million for the year ended March 31, 2005, due primarily to an increase in sales of hard disk drive spindle motors, other small precision brushless DC motors and machinery.

Details will be described by segment below.

Net sales of our hard disk drive spindle motors increased ¥12,314 million, or 11.5%, from ¥106,919 million for the year ended March 31, 2004 to ¥119,233 million for the year ended March 31, 2005. Unit shipments of our hard disk drive spindle motors increased by 20.4%. However, the average sales price on a yen basis dropped by slightly less than 9% as compared to the previous period. The primary factor for the small decrease in the average sales price was the increase in sales volume of high-priced goods of 1.8 inches or smaller hard disk drive spindle motors.

Net sales from hard disk drive spindle motors accounted for 38.5% of total net sales for the year ended March 31, 2004 and 24.5% of total net sales for the year ended March 31, 2005. Net sales of fluid dynamic bearing motors accounted for 77.0% of total net sales of hard disk drive spindle motors for the year ended March 31, 2004 and 90.3% of total net sales for the year ended March 31, 2005.

Net sales of other small precision brushless DC motors increased ¥26,928 million, or 78.9%, from ¥34,138 million for the year ended March 31, 2004 to ¥61,066 million for the year ended March 31, 2005.

Excluding the contribution from newly consolidated subsidiaries, net sales increased ¥2,466 million, or 7.9%, from ¥31,028 million for the year ended March 31, 2004 to ¥33,494 million for the year ended March 31, 2005. Unit shipments increased approximately 25% as compared to the previous period, which together with the impact of a stronger yen and changes in the mix of products contributed to a decrease in the average sales price of approximately 14% at an annualized rate.

Net sales of other small precision brushless DC motors accounted for 12.3% of total net sales for the year ended March 31, 2004 and 12.6% of total net sales for the year ended March 31, 2005.

Net sales of our brushless DC fans increased ¥8,388 million, or 32.2%, from ¥26,047 million for the year ended March 31, 2004 to ¥34,435 million for the year ended March 31, 2005. Excluding the contribution from newly consolidated subsidiaries, net sales increased ¥7,898 million, or 30.4%, from ¥25,986 million for the year ended March 31, 2004 to ¥33,884 million for the year ended March 31, 2005. Unit shipments only increased by approximately 11%. The primary factor for the increase was the increase in sales of high-priced goods, including those for high-end PCs and servers and for high-end MPU coolers.

Net sales of brushless DC fans accounted for 9.4% of total net sales for the year ended March 31, 2004 and 7.1% of total net sales for the year ended March 31, 2005.

Net sales of mid-size motors increased ¥2,990 million, or 9.2%, from ¥32,574 million for the year ended March 31, 2004 to ¥35,564 million for the year ended March 31, 2005. The increase in net sales was due to a sales increase in motors for home appliances, including air conditioners, and industrial use. Net sales of motors for power steering remained almost unchanged as a result of a change to sales of motors without electronic control devices during the previous period.

Net sales of mid-size motors accounted for 11.7% of our total net sales for the year ended March 31, 2004 and 7.3% of total net sales for the year ended March 31, 2005.

Net sales of machinery increased ¥45,717 million, or 146.3%, from ¥31,240 million for the year ended March 31, 2004 to ¥76,957 million for the year ended March 31, 2005. ¥39,426 million, out of total increase, was from the addition of Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. as a result of an expansion in our consolidation of these companies. Excluding the contribution of these newly consolidated subsidiaries, net sales increased ¥6,291 million, or 23.2%, from ¥27,171 million for the year ended March 31, 2004 to ¥33,462 million for the year ended March 31, 2005. The increase was primarily due to increased sales of digital information devices and liquid crystal related devices as a result of the expansion of consolidation and products related to capital investment, including the precision press of Nidec-Kyori Corporation, inspection equipment of Nidec-Read Corporation and various semiconductor manufacturing equipment of Nidec Tosok Corporation. However, in the fourth quarter of the current period, sales significantly declined.

Net sales of machinery accounted for 11.3% of our total net sales for the year ended March 31, 2004 and 15.8% of total net sales for the year ended March 31, 2005.

“Electronic and Optical components” is a new product category established from the current period as a result of expansion in the scope of consolidation. This product category includes optical pickup units, shutters for digital cameras and trimmer potentiometers produced by Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Nemicon Corporation. (Note: Products of these companies had been included in the “Others” product category in the previous fiscal year ended March 31, 2004). Net sales from this business for the year ended March 31, 2005 totaled ¥128,417 million and accounted for 26.4% of our total net sales year ended March 31, 2005.

Net sales of other products increased ¥4,190 million, or 23.3%, from ¥18,019 million for the year ended March 31, 2004 to ¥22,209 million for the year ended March 31, 2005. This increase mainly resulted from increased sales of products by Sankyo Seiki Mfg. Co., Ltd. and automobile parts by Nidec Tosok Corporation.

Net sales of other products accounted for 6.5% of total net sales for the year ended March 31, 2004 and 4.6% of total net sales for the year ended March 31, 2005.

Cost of Products Sold

Our cost of products sold increased ¥152,749 million, or 70.0%, from ¥218,189 million for the year ended March 31, 2004 to ¥370,938 million for the year ended March 31, 2005. Much of the increase was attributable to Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. As a percentage of net sales, cost of sales decreased from 78.6% to 76.3%. This was due primarily to the efficiencies of scale realized by mass production of small precision motors. Excluding the contribution from the newly consolidated subsidiaries, cost of products sold increased ¥22,459 million, or 11.5%, from ¥194,726 million for the year ended March 31, 2004 to ¥217,185 million for the year ended March 31, 2005 due primarily to increased sales.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥6,798 million, or 23.8%, from ¥28,542 million for the year ended March 31, 2004 to ¥35,340 million for the year ended March 31, 2005. This increase was due primarily to the additional expenses of our newly consolidated subsidiaries as described above. As a percentage of net sales, selling, general and administrative expenses decreased from 10.3% for the year ended March 31, 2004 to 7.3% for the year ended March 31, 2005. Excluding the additional expenses from the newly consolidated subsidiaries, selling, general and administrative expenses decreased ¥662 million, or 3.1%, from ¥21,451 million for the year ended March 31, 2004 to ¥20,789 million for the year ended March 31, 2005. This was due primarily to a decrease in the disposal loss of property, plant and equipment by ¥614 million.

Research and Development Expenses

Our research and development expenses increased ¥17,167 million, or 196.2%, from ¥8,751 million for the year ended March 31, 2004 to ¥25,918 million for the year ended March 31, 2005. This increase was due in part to the additional expenses of our newly consolidated subsidiaries. As a percentage of net sales, research and development expenses increased from 3.2% for the year ended March 31, 2004 to 5.3% for the year ended March 31, 2005. Excluding the additional expenses of the newly consolidated subsidiaries, research and development expenses increased ¥9,581 million, or 124.9%, from ¥7,668 million for the year ended March 31, 2004 to ¥17,249 million for the year ended March 31, 2005. This was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drives spindle motors, mainly used for portable music players and mid-size motors mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor.

Operating Income

As a result of the foregoing factors, our operating income increased ¥31,650 million, or 143.8%, from ¥22,015 million for the year ended March 31, 2004 to ¥53,665 million for the year ended March 31, 2005. As a percentage of net sales, operating income increased from 7.9% to 11.0%.

Other Income (Expenses)

We had other income in the amount of ¥3,625 million for the year ended March 31, 2005, while we incurred other expenses in the amount of ¥2,376 million for the year ended March 31, 2004.

Interest and dividend income increased ¥567 million, or 156.6%, from ¥362 million for the year ended March 31, 2004 to ¥929 million for the year ended March 31, 2005. This was primarily due to the addition of our newly consolidated subsidiaries. Excluding the effect of the addition of these newly consolidated subsidiaries, interest and dividend income increased ¥170 million, or 53.6%, from ¥317 million for the year ended March 31, 2004 to ¥487 million for the year ended March 31, 2005. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits.

Gain on marketable securities, net increased ¥770 million, or 94.4%, from ¥816 million for the year ended March 31, 2004 to ¥1,586 million for the year ended March 31, 2005. This increase is attributable to the fact that a stable domestic stock market facilitated sales of marketable securities providing for net realized gains.

We had foreign exchange gains in the amount of ¥2,377 million for the year ended March 31, 2005, an increase of ¥5,526 million from foreign exchange losses in the amount of ¥3,149 million for the year ended March 31, 2004. This increase was primarily due in some part to the addition of our newly consolidated subsidiaries. Excluding the effect of these newly consolidated subsidiaries, we had foreign exchange gains in the amount of ¥1,686 million for the year ended March 31, 2005, an increase of ¥4,867 million from foreign exchange losses in the amount of ¥3,181 million for the year ended March 31, 2004. This was principally due to an increase in the balance of our foreign currency denominated assets during the fiscal year ended March 31, 2005 and a further depreciation in the value of the yen against relevant foreign currencies, as compared to the fiscal year ended March 31, 2004. The exchange rate of the yen against the U.S. dollar as of March 31, 2004 and March 31, 2005 was 105.69 yen and 107.39 yen, respectively.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥37,651 million, or 191.7%, from ¥19,639 million for the year ended March 31, 2004 to ¥57,290 million for the year ended March 31, 2005.

Provision for Income Taxes

Our provision for income taxes increased ¥7,423 million, or 136.9%, from ¥5,424 million for the year ended March 31, 2004 to ¥12,847 million for the year ended March 31, 2005.

Our provision for income taxes did not increase in proportion to the income before provision for income taxes because the estimated effective income tax rate for the year ended March 31, 2005 was lower than the estimated effective income tax rate for the year ended March 31, 2004. This was mainly because the valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased primarily due to a decrease in  carryforwards losses for tax purposes as a result of the recovery in the profitability of Sankyo Seiki Mfg. Co., Ltd. The impact of tax benefits associated with foreign subsidiaries decreased due to a drop in the ratio of income from overseas subsidiaries with lower tax rates to total income resulting from the addition of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation as consolidated subsidiaries which operate primarily in Japan.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries increased ¥10,306 million, or almost 16 times, from ¥648 million for the year ended March 31, 2004 to ¥10,954 million for the year ended March 31, 2005. This was due primarily to our increased interest in, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies, which became consolidated subsidiaries in January and February 2004.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net losses of affiliated companies in the amount of ¥34 million for the year ended March 31, 2005, as compared to and equity in net income in our affiliated companies in the amount of ¥2,522 million for the year ended March 31, 2004. This was primarily due to a decrease in the number of affiliates accounted for by the equity method as we acquired additional ownership interests in Nidec Copal Electronics Corporation, Nidec Copal Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies, which resulted in their consolidation in January and February 2004, respectively.

Net Income

As a result of the foregoing, our net income increased ¥17,366 million, or 107.9%, from ¥16,089 million for the year ended March 31, 2004 to ¥33,455 million for the year ended March 31, 2005.

(3) Analysis of financial position

Total assets increased ¥40,287 million from ¥443,886 million to ¥484,173 million for the year ended March 31, 2005. Trade accounts receivable increased ¥16,059 million due to an increase in sales. Property, plant and equipment increased ¥16,794 million due primarily to construction of a new head office building by Nidec Tosok Corporation and additional machinery and equipment purchases to increase production in overseas companies. Goodwill also increased ¥12,586 million due to additional investments in subsidiaries.

Total liabilities decreased ¥63,083 million from ¥284,709 million to ¥221,626 million for the year ended March 31, 2005. This was mainly due to repayments of short-term borrowings of ¥58,158 million using cash flows from operations and the issuance of new shares.

Total shareholder’s equity increased ¥96,994 million, or 88.1%, from ¥110,046 million for the year ended March 31, 2004 to ¥207,040 million for the year ended March 31, 2005. This increase was mainly due to the issuance of new shares of ¥59,954 million and an increase in retained earnings of ¥31,067 million, offset by dividends paid of ¥2,388 million. As a result, the ratio of stockholders’ equity to total assets increased from 24.8% as of March 31, 2004 to 42.8% as of March 31, 2005.

(4) Liquidity and Capital Resources

Net cash provided by operating activities increased ¥12,923 million from ¥31,410 million for the year ended March 31, 2004 to ¥44,333 million for the year ended March 31, 2005. This was mainly due to an increase in net income of ¥17,366 million. In addition, non-cash income statement items such as depreciation, minority interest in income of consolidated subsidiaries and equity in net income of affiliated companies increased ¥20,117 million. This was offset by decreases in notes and accounts receivable and notes and accounts payable as compared to the prior year of ¥16,304 million and decrease in accrual for pension and severance costs, net payment of ¥8,410 million due to the transfer to Japanese Government of Substitutional Portion of Employee Pension Fund Liabilities. Excluding the effect of newly consolidated subsidiaries, net cash provided by operating activities increased ¥3,042 million from ¥25,011 million to ¥28,053 million.

Net cash used in investing activities increased ¥24,755 million from ¥21,133 million for the year ended March 31, 2004 to ¥45,888 million for the year ended March 31, 2005. This was mainly due to increases in additions to property, plant and equipment of ¥14,626 million and investments in consolidated subsidiaries of ¥11,046 million, as well as decreases in investments in and advances to affiliated companies and in acquisitions of consolidated subsidiaries, net of cash acquired. Excluding the effect of newly consolidated subsidiaries, net cash used in investing activities increased ¥7,389 million from ¥21,124 million to ¥28,513 million.

Net cash used in financing activities was ¥2,494 million for the year ended March 31, 2005, while net cash provided by financing activities was ¥32,494 million for the year ended March 31, 2004. This was mainly due to an increase in the repayment of short-term borrowings of ¥69,028 million and a decrease in proceeds from issuance of corporate bonds of ¥30,873 million, which were partly offset by an increase in proceeds from the issuance of shares of ¥60,133 million. Excluding the effect of newly consolidated subsidiaries, net cash provided by financing activities decreased ¥34,811 million from ¥37,601 million to ¥2,790 million.

We fund our growth primarily with funds generated from operations, proceeds from issuances of  new shares, unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources, as well as future sources of external funding, will be sufficient to meet our capital requirements for the current fiscal year. The uses of funds raised are capital expenditures, investment in and financing of affiliated companies and repayment of borrowings from banks. We intend to implement additional funding programs as the need arises to further strengthen our capital base, and thus enhance the balance between borrowings and equity capital. Part of the funds raised going forward will be reserved and utilized for potential mergers and acquisitions.

During the year ended March31, 2005, we issued 5,620,000 shares of common stock in a public offering in Japan and received proceeds in the amount of ¥59,954 million. We used the proceeds mainly for capital expenditures and the remainder for repayments of borrowings. We intend to obtain significant amounts of cash through offerings of securities as necessary in the future.

We actively seek to implement group financing strategies within Nidec Group in order to improve our cash efficiencies on a consolidated basis and reduce capital costs. For example, our subsidiaries actively repay loans with higher interest rates from banks and we extend loans with lower interest rates to these subsidiaries. We work to reduce finance costs on a consolidated basis by thoroughly reviewing and managing the group’s financing costs and allocating surplus cash effectively within the group through balancing cash flows and investment activities including mergers and acquisitions.

Section 3 Capital Expenditures

1. Overview of capital expenditures

For the year ended March 31, 2005, the Nidec group invested ¥37,257 million, due primarily to an increase in tangible fixed assets for the small precision motor business as its core business and production capacity and introduction of new models at overseas subsidiaries in each segument.

Investment segment information was prepared in “Section 5 Financial information 1. Consolidated Financial Statements (1) Consolidated Financial Statements.

2. Main facilities

The main facilities for Nidec group are as follows:

1) Nidec

			(As of March 31, 2005)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment (¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
Head Office Building and Central Development Technology Laboratory (Kyoto)	NCJ	Controlling and administrative office and research laboratory	5,258	482	3,591 (20)	905	10,236	470 (36)
Tokyo Branch (Tokyo）	NCJ	Sales office	578	-	2,026 (2)	40	2,644	57 (3)
Mineyama Precision Machining Center (Kyoto）	NCJ	Manufacturing and assembling equipments for small precision DC motors	160	199	422 (35)	19	800	24 (-)
Shiga Technical Development Center (Shiga）	NCJ	Research and manufacturing equipments for small precision DC motors and mid-size motors	1,371	193	1,681 (60)	200	3,445	378 (62)
Nagano Technical Development Center (Nagano）	NCJ	Research and manufacturing equipments for small precision DC motors	311	157	74 (9)	165	707	145 (34)
Tottori Technical Development Center (Tottori)	NCJ	Research and manufacturing equipments for small precision DC motors and small precision fans	229	51	198 (51)	81	559	99 (23)
Former Head Office Building (Kyoto)	NCJ	Rental facility (Note 3)	943	14	307 (2)	35	1,299	- (-)

(Note) 1. Book value is amount of financial statements  is based on the Japanese GAAP.

2. Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and is not included in the number of employees above parenthesis.

3. Nidec Corporation rents out its former head office building to Nidec-Read Corporation.

2) Domestic subsidiaries

(As of March 31, 2005)
			Book value
Company name (Address)	Business segment	Contents of fixed assets	Building and structure (¥ million)	Machinery, equipment and delivery equipment (¥ million)	Land (¥ million) (thousand square meter)	Factory tools and office equipment (¥ million)	Amount (¥ million)	Number of Employees
Sankyo Seiki Mfg. Co., Ltd. (Nagano)	SNKC	Manufacturing equipment for small precision motors, industrial machinery, electronic and optical components and research and development equipment	2,323	1,741	4,482 (137) [471]	1,769	10,315	1,177 (-)
Nidec-Shimpo Corporation (Kyoto)	NSCJ	Manufacturing equipment for transmissions and reducers	2,233	147	3,916 (36)	227	6,523	383 (67)
Nidec Tosok Corporation (Kanagawa)	NTSC	Manufacturing equipment for FA related equipment and automobile parts	4,720	1,273	1,750 (70)	377	8,120	652 (71)
Nidec Copal Corporation (Tokyo)	NCPL	Manufacturing equipment for small precision motors, FA related equipment and optical components	2,371	1,708	1,007 (243)	1,030	6,116	854 (80)
Nidec Copal Electronics Corporation (Tokyo)	NCEL	Manufacturing equipments for electronic circuit parts and pressure sensors	1,454	2,398	1,116 (97)	668	5,636	520 (120)
Nidec Power Motor Corporation (Fukuoka)	NPMC	Manufacturing equipments for mid-size motors	315	11	992 (96) [68]	21	1,339	303 (397)
Nidec Shibaura Corporation (Fukui)	NSBC	Manufacturing equipments for mid-size motors	548	89	- (-) [59]	61	698	336 (74)
Nissin Kohki Co., Ltd. (Nagano)	NSKC	Manufacturing equipments for optical component	723	635	674 (29)	231	2,263	329 (25)
Nidec-Kyori Corporation (Shiga)	Others	Manufacturing equipments for FA related equipment	197	84	1,141 (18)	39	1,461	135 (30)

(Note) 1. Book value is amount of financial statements which is based on each country’s GAAP.

2. Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and is not included in the number of employees above parenthesis.

3. Bracket [  ] in the column of land indicates the area (thousand square meter) of leased land and is not included in the area above this bracket.

3) Overseas subsidiaries

(As of March 31, 2005)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥ million)	Machinery, equipment and delivery equipment (¥ million)	Land (¥ million) (thousand square meter)	Factory tools and office equipment (¥ million)	Amount (¥ million)
Nidec Electronics (Thailand) Co., Ltd (Thailand)	NET	Manufacturing equipment for small precision DC motors	1,830	3,000	267 (64) [12]	3,935	9,032	6,079 (3,384)
Nidec (Dalian) Limited (China)	NCD	Manufacturing equipment for small precision DC motors and small precision fans	2,038	1,283	- (-) [22]	1,162	4,483	8,022 (70)
Nidec Philippines Corporation (Philippines)	NCF	Manufacturing equipment for small precision DC motors	2,286	6,460	- (-) [67]	183	8,929	4,021 (2,727)
Nidec Tosok (Vietnam) Corporation (Vietnam)	Others	Manufacturing equipment for small precision fans and automobile parts	1,490	4,707	- (-) [29]	114	6,311	3,959 (-)
Nidec Shibaura (Zhejiang) Corporation (China)	Others	Manufacturing equipment for mid-size motors	804	5,396	- (-) [50]	574	6,774	2,987 (-)
Nidec Shibaura Electronics (Thailand) Co., Ltd. (Thailand)	Others	Manufacturing equipment for mid-size motors	352	1,792	266 (28)	47	2,457	1,203 (-)
Nidec Subic Philippines Corporation (Philippines)	Others	Manufacturing equipment for small precision DC motors	1,597	1,114	- (-) [96]	704	3,415	1,037 (399)
Sankyo Seiki (Hong Kong) Co., Ltd. (China)	Others	Manufacturing equipment for small precision motors	250	2,143	- (-) [58]	369	2,762	70 (-)
Nidec Copal (Zhejiang) Corporation (China)	Others	Manufacturing equipment for shutters, minilab systems and units	707	1,382	- (-)	186	2,275	1,925 (75)
Nidec Copal (Thailand) Co., Ltd. (Thailand)	Others	Manufacturing equipment for shutters and small precision motors	508	638	199 (27)	590	1,935	1,767 (1,975)

(Note) 1. Book value is amount of financial statements which is based on the Japanese GAAP.

2 Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and is not included in the number of employees above parenthesis.

3. Bracket [  ] in the column of land indicates the area (thousand square meter) of leased land and is not included in the area above this bracket.

3. New capital investment plans and disposal plan of major equipment

Nidec group plans new capital investment considering various factors, including its business forecast, market movements and investment efficiency. In principle, each of Nidec’s consolidated subsidiaries makes capital investment plans individually.

Material new capital investment planned as of March 31, 2005 are as follows.

(1) Material new capital investment

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Corporation Head Office Building and Central Technical Laboratory (Kyoto, Japan)	NCJ	Controlling and administrative office and research laboratory	Total 1,781 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Sankyo Seiki Mfg. Co., Ltd. (Shimosuwa, Nagano, Japan) (Note)	SNKC	Manufacturing equipment for small precision motors, industrial machinery, electronic and optical components and R&D equipment	Total 10,592 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Copal Corporation (Itabashi, Tokyo, Japan)	NCPL	Manufacturing equipment for optical components and R&D equipment	Total 2,250 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Copal Electronics Corporation (Shinjuku, Tokyo, Japan)	NCEL	Manufacturing equipment for electronic circuit parts and pressure sensors	Total 1,397 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Copal Electronics (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Others	Manufacturing equipment for electronic circuit parts and actuators	Total 938 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Tosok (Vietnam) Corporation (Ho Chi Minh, Viet Nam)	Others	Manufacturing equipment for small precision fans and auomobile parts	Total 1,516 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Electronics (Thailand) Co., Ltd. (Ayutthaya, Thailand)	NET	Manufacturing equipment for small precision DC motors	Total 6,711 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Philippines Corporation (Laguna, Philippines)	NCF	Manufacturing equipment for small precision DC motors	Total 2,100 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-

Nidec (Zhejiang) Corporation (Pinghu, Zhejiang, China)	Others	Manufacturing equipment for small precision DC motors	Total 2,181 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Shibaura (Zhejiang) Corporation (Pinghu, Zhejiang, China)	Others	Manufacturing equipment for Mid-size motors	Total 1,566 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec Subic Philippines Corporation (Subic, Philippines)	Others	Manufacturing equipment for small precision DC motors	Total 1,227 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec (Dong Guan) Limited. (Dong Guan, Guangdong, China)	Others	Manufacturing equipment for small precision DC motors and small precision fans	Total 881 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-
Nidec (Dalian) Limited. (Dalian, China)	NCD	Manufacturing equipment for small precision DC motors and small precision fans	Total 840 Paid -	Available funds	Start: Apr., 2005 Completion: Mar., 2006	-

(Note) For the total amount of expected investment of Sankyo Seiki Mfg. Co., Ltd., the total amount of expected investment on a consolidated basis is stated, as the Company does not determine a capital investment plan by individual project at the end of each year.

(2) Disposal plan of major equipment

There is no disposal plan for major equipment as of March 31, 2005.

Section 4 Information about our corporate stock, directors and corporate governance

1. Common Stock

(1) Total common stock

(a) Total common stock

Authorized total shares of common stock issued and outstanding: 240,000,000 shares

(b) Number of shares of common stock outstanding as of March 31, 2005: 71,252,463 shares

Number of shares of common stock outstanding as of June 24, 2005 (Submission date): 71,407,207 shares

Our common stock is listed on the Tokyo Stock Exchange (1st section), the Osaka Securities Exchange (1st section) and the New York Stock Exchange.

Note: Shares converted from convertible bonds from June 1, 2005 to the date when this report submitted are not included in the number of shares above.

(2) Common stock preemptive rights

(a) Common stock preemptive rights and corporate bonds with stock preemptive rights

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 280, 20 and Article 280, 21, as follows:

1) The resolution of the annual general meeting of shareholders on June 26, 2002

	As of March 31, 2005	As of May 31, 2005
Number of common stock preemptive rights	2,373	2,264
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	237,300 shares	226,400 shares
Amount to be paid on exercise of a preemptive right	¥7,350/share	¥7,350/share
Period to exercise preemptive rights	From July 1, 2004 to June 30, 2007	From July 1, 2004 to June 30, 2007
Price of shares issued by the exercise of preemptive rights	¥7,350/share	¥7,350/share
Amount to be capitalized by the exercise of preemptive rights	¥3,675/share	¥3,675/share

Terms and conditions for exercising preemptive rights

a) A person who has preemptive rights should be either a Director, Corporate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or be a party to an advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When a person who has preemptive rights dies, such preemptive rights are not permitted to be exercised by the inheritors.

c) Pledges or any other kinds of disposal of preemptive rights are not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec Corporation and entitled Directors, Corporate Auditors and employees.

Transfer of preemptive rights: Not permitted.

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 341, 2, as follows:

2) The resolution of the board of director on September 30, 2003 ( Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008)

	As of March 31, 2005	As of May 31, 2005
Balance of convertible bonds	¥30,000 million	¥30,000 million
Number of common stock preemptive rights	15,000	15,000
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	2,234,483 shares	2,234,483 shares
Amount to be paid on exercise of preemptive right per share	¥13,828.70	¥13,828.70
Period to exercise preemptive rights	From October 31, 2003 to October 3, 2008	From October 31, 2003 to October 3, 2008
Price of shares issued by the exercise of preemptive rights	¥13,828.70/share	¥13,828.70/share
Amount to be capitalized by the exercise of preemptive rights	¥6,915/share	¥6,915/share

Terms and conditions for exercising preemptive rights

In the event the Bonds are accelerated for Nidec,  Stock Acquisition Rights shall not be exercised and each Stock Acquisition Right shall not be partially exercised.

Transfer of preemptive: N/A

(b) The convertible bond which issued before the Japanese Commercial Law revision

	As of March 31, 2005
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due 2006, convertible currently at ¥6,798.90 for one common share, redeemable before due date	5,394	6,798.90	3,400

	As of May 31, 2005
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due 2006, convertible currently at ¥6,798.90 for one common share, redeemable before due date	4,416	6,798.90	3,400

(3) Changes in outstanding shares of common stock and capital

Period	Increase or decrease of outstanding shares of common stock (No. of shares)	Total outstanding shares of common stock (No. of shares)	Increase or decrease of capital (¥ million)	Capital account balance (¥ million)	Increase or decrease of paid-in capital (¥ million)	Balance of paid-in capital (¥ million)
From April 1, 2000 to May 18, 2000 (Note 1)	12,423	31,734,392	11	26,368	12	26,232
May 19, 2000 (Note 2)	31,721,969	63,456,361	-	26,368	-	26,232
From May 20, 2000 to March 31, 2001 (Note 3)	92,647	63,549,008	86	26,454	87	26,319
From April 1,2001 to March 31, 2002 (Note 4)	14,645	63,563,653	14	26,468	13	26,333
April 1, 2002 (Note 5)	-	63,563,653	-	26,468	9	26,343
From April 1, 2002 to March 31, 2003 (Note 6)	11,076	63,574,729	16	26,485	16	26,360
From April 1, 2003 to September 30, 2003 (Note 7)	174,142	63,748,871	162	26,647	162	26,522
October 1, 2003 (Note 8)	582,990	64,331,861	-	26,647	4,354	30,876
From October 1, 2003 to March 31, 2004 (Note 9)	686,037	65,017,898	2,346	28,994	2,346	33,223
From April 1, 2004 to June 17, 2004 (Note 10)	292	65,018,190	1	28,996	1	33,225
June 17, 2004 (Note 11)	5,000,000	70,018,190	26,765	55,761	26,758	59,983
From June 18, 2004 to July 15, 2004 (Note 12)	2,328	70,020,518	8	55,769	8	59,991
July 15, 2004 (Note 13)	620,000	70,640,518	3,319	59,088	3,318	63,309
From July 16, 2004 to March 31, 2005 (Note 14)	611,945	71,252,463	2,092	61,180	2,094	65,403

1. Increase due to exercising preemptive rights (from April 1, 2000 to May 18, 2000)

9,201 shares

Increase due to the conversion of convertible bonds (from April 1, 2000 to May 18, 2000)

3,222 shares

2. Stock split (1:2, free issue)

3. Increase due to exercising preemptive rights (from May 20, 2000 to March 31, 2001)

8,336 shares

Increase due to conversion of convertible bonds (from May 20, 2000 to March 31, 2001)

84,311 shares

4. Increase due to conversion of convertible bonds (from April 1, 2001 to March 31, 2002)

5. Increase due to merger of Nidec Electronics Corporation

6. Increase due to conversion of convertible bonds (from April 1, 2002 to March 31, 2003)

7. Increase due to conversion of convertible bonds (from April 1, 2003 to September 30, 2003)

8. Increase due to exchange of shares between Nidec Corporation and Nidec-Shimpo Corporation

9. Increase due to conversion of convertible bonds (from October 1, 2003 to March 31, 2004)

10. Increase due to conversion of convertible bonds (From April 1, 2004 to June 17, 2004)

11. An increase due to public offering of new shares by bookbuilding formula:

Price of shares issued	¥11,041/share
Issue Price (¥)	¥10,704.70/share
Amount included in capital	¥5,353/share
Amount to be paid	¥53,524 million

12. Increase due to exercise of common stock preemptive rights and increase due to the conversion of convertible bonds (from June 18, 2004 to July 15, 2004)

13. An increase due to allocation of new stocks to a third party.

(Secondary offering of new shares upon exercise of over-allotment option)

Issue price (¥)	¥10,704.70/share
Amount included in capital	¥5,353/share
Underwriting group	Mitsubishi Securities Co., Ltd.
Amount to be paid	¥6,637 millon

14. Increase due to exercise of common stock preemptive rights and increase due to the conversion of convertible bonds (from July 16, 2004 to March 31, 2005)

15. Total outstanding common shares, capital, and paid-in capital increased by 154,744 shares, ¥529 million, ¥529 million, respectively, due to exercise of preemptive rights and conversion of convertible bond April 1, 2005 to May 30, 2004.

(4) Shareholders

	As of March 31, 2005
	Status of outstanding shares (hundred shares per one unit)								Shares less than 1 unit (shares)
	Government and local authorities	Banking facilities	Securities companies	Other corporate person	Foreign corporate person etc	Foreign individual out of “Foreign corporate person”	Individual and others	Total
Number of shareholders	-	127	28	310	4	442	10,462	11,373	-
Number of shares held (unit)	-	330,433	2,705	63,941	11	195,354	119,331	711,775	74,963
Ratio of number of shares held (%)	-	46.43	0.38	8.98	0.00	27.45	16.76	100.00	-

(Note) 1. As for 15,602 treasury shares, 156 units are included in “Individual and others” and 2 shares are included in “Shares less than one unit”.

2. As for the shares registered under the name of custodian, 116 units are included in “Other corporate person” and 36 shares are included in “Shares less than one unit”.

(5) Principal shareholders

(As of March 31, 2005)
Shareholders	Address	Number of shares owned (thousand)	Percentage of total shares outstanding (%)
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-Chome, Minato-ku Tokyo	7,148	10.03
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	6,612	9.28
Shigenobu Nagamori	2-27, Oe Tsukahara-cho, Nishikyo-ku, Kyoto	5,971	8.38
S·N Kohsan Ltd.	518, Akinono-cho, Nakagyo-ku, Kyoto	4,433	6.22
State Street Bank & Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd）	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A (6-7, Kabuki-cho, Nihonbashi Tyuou-ku, Tokyo）	3,330	4.67
The Kyoto Bank, Ltd.	700, Yakushimae-cho, Shimogyo-ku, Kyoto	2,904	4.08
Dai-Ichi Life Insurance Company	13-1, Yuraku-cho 1-chome, chiyoda-ku, Tokyo	2,318	3.25
Trust & Custody Services Bank, Ltd.	Harumi Island Triton square office tower Z tou 8-12, Harumi 1-chome chuo-ku, Tokyo	2,188	3.07
The Chase Manhattan Bank (Standing proxy: Mizuho Corporate Bank, Ltd)	Woolgate House. Coleman Street London EC2P 2HD, England (6-7, Kabuki-cho, Nihonbashi Tyuou-ku, Tokyo）	1,996	2.80
Meiji Yasuda Life Insurance Company	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	1,696	2.38
	Total	38,599	54.17

(As of March 31, 2005)

Notes 1. The details for the shares related with trustee business  are as follows.

The Master Trust Bank of Japan, Ltd.	7,148 thousand shares
Japan Trustee Service Bank, Ltd	6,612 thousand shares
State Street Bank & Trust Company	3,330 thousand shares
Trust & Custody Services Bank, Ltd.	2,188 thousand shares
The Chase Manhattan Bank	1,996 thousand shares

2. Jardine Fleming Investment Trust and Advisory Company Limited (now J.P. Morgan Fleming Asset Management (Japan) Limited) filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 13, 2001 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Jardine Fleming Investment Trust and Advisory Company Limited held 2,494 thousand shares of Nidec Corporation as of March 31, 2001. However, as Nidec Corporation could not confirm the accuracy of the above report as at the end of this fiscal year, such information is not included in this list. However, the contents of the above report are as follows.

Major shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
JF Asset Management Limited	1 Connaught Place, Central, Hong Kong	1,206,700	1.89
Chase Fleming Asset Management (UK) Limited	10 Aldermanbury, London EC2V 7RF,England	1,600	0.00
Jardine Fleming Investment Trust and Advisory Company Limited	Daiwa Life Building 1-7,1-chome, Uchisaiwai-cho, chiyoda-ku, Tokyo	1,285,800	2.02
	Total	2,494,100	3.92

3. Goldman Sachs Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated March 8, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Goldman Sachs Limited held 2,383 thousand shares of Nidec Corporation as of February 28, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this fiscal year, such information is not included in this list. The contents of the report made by Goldman Sachs Limited are as follows:

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Goldman Sachs Japan Limited	Romasco Place at Wickhams Cay 1, Box 3140, Road Town, Tortola, British Virgin Islands (ARK Mori Building, 1-12-32,Akasaka Minato-ku, Tokyo)	655,700	1.03
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	781,700 *(289,096)	1.22 *(0.45)
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, USA	636,400	1.00
Goldman Sachs Investments Company	Akasaka Tameike Tower, 2-17-7, Akasaka Minato-ku, Tokyo	10,600	0.02
Goldman Sachs Princeton LLC	701 Mount Lucas Road, Princeton, NJ08540, USA	10,000	0.02
	Total	2,094,400 * (289,096)	3.29 * (0.45)

* Figures in parenthesis in “Number of shares owned” and ” Percentage of total stock outstanding” are not included in the respective figures shown above, and they are related to the shares issuable upon the conversion of the convertible bonds and the rate of the number of  shares issuable upon the conversion of the convertible bonds against those of outstanding shares.

4. Fidelity Investments Japan Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 15, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Fidelity Investments Japan Limited held 3,023 thousand shares of Nidec Corporation as of March 31, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this period, such information is not included in this list. The contents of the said report are as follows.

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Fidelity Investments Company	1-8-8,Shinkawa, chuo-ku, Tokyo	3,023,800	4.75

5. Capital Guardian Trust Company, Capital International Limited, Capital International Inc and Capital International S.A filed a “Report of Substantial Shareholding/Change of Shareholders” dated February 15, 2005 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that their companies held 3,585,000 shares of Nidec Corporation as of January 31, 2005. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. However, the content of said report is as follows:

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Capital Resarch And Management Company	333 South Hope Street., Los Angeles, CA 90071, U.S.A.	279,700	0.40
Capital Guardian Trust Company	11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90071, U.S.A.	2,358,300	3.34
Capital International Limited	25 Bedford Street, London, England WC2E 9HN	393,600	0.56
Capital International Inc	11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90025, U.S.A.	511,100	0.72
Capital International S.A.	3 Place des Bergues, 1201 Geneva, Switzerland	42,600	0.06
	Total	3,585,300	5.07

(6) Voting rights

(a) Outstanding shares

			As of March 31, 2005
	Number of shares	Number of voting rights (unit)	Contents
Shares without voting rights	-	-	-
Shares with limited voting rights (Treasury shares, etc.)	-	-	-
Shares with limited voting rights (Other)	-	-	-
Shares with full voting right (Treasury shares, etc.)	Shares of common stock 15,600	-	-
Shares with full voting right (Others)	Shares of common stock 71,161,900	711,619	-
Shares less than one unit	Shares of common stock 74,963	-	-
Total number of outstanding shares	71,252,463	-	-
Voting rights of total shareholders	-	711,619	-

Notes: 1. In the column of “Shares with full voting rights (other),”, 11,600 shares under the name of Japan Securities Depository Center, Inc. and 100 shares under the name of Nidec Shimpo Corporation were included. Also, 116 voting rights related to Shares with full voting rights under the name of Japan Securities Depository Center, Inc. and voting rights under the name of Nidec Shimpo Corporation were included. Nidec Shimpo Corporation was not substantially in possession of 100 shares of voting rights under the name of Nidec Shimpo Corporation.

(b) Treasury stock

Shareholders’ name	Shareholders’ address	Owned shares with self-addressed	Owned shares under other person’s name	Total owned shares	Percentage of common stock outstanding (%)
Nidec Corporation	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan	15,600	－	15,600	0.02
Total	－	15,600	－	15,600	0.02

(7) Stock option

Nidec Corporation has adopted a stock option plan with preemptive rights. Under the plan, common stock preemptive rights are to be issued to Directors, Corporate Auditors and employees of Nidec Corporation or its consolidated subsidiaries with advantageous terms and conditions based on section 280-20 and 280-21 of the Japanese Commercial Law, as was resolved in the shareholders meeting held on June 26, 2002. The details of the plan are as follows.

Date of resolution	June 26, 2002
Persons to be covered by the plan and the number of such persons	Directors, Corporate Auditors and employees of Nidec Corporation and its consolidated subsidiaries. See Note 1
Kind of shares to be preempted	See “(2) Preemptive right” of this section
Number of shares issued	See “(2) Preemptive right” of this section and Note 2
Amount paid at the exercise of preemptive right	See “(2) Preemptive right” of this section and Note 3
Period to exercise preemptive right	See “(2) Preemptive right” of this section
Terms and conditions for exercising preemptive right	See “(2) Preemptive right” of this section
Transfer of preemptive right	See “(2) Preemptive right” of this section

(Note)1. Nidec Corporation issued preemptive rights dated May 14, 2003, and as a result a total of 1,147 persons (15 Directors, 1 Corporate Auditor and 1,077 employees of Nidec Corporation and 1 Director and 53 employees of Nidec’s consolidated subsidiaries) were entitled to receive the rights.

2. In case of stock split or stock merge, the number of shares issued is to be adjusted by the following formula. However this adjustment shall be done only to the number of shares subject to preemptive rights which have not yet been exercised at that time and fractional figure less than 1 share after adjustment shall be discarded.

The number of shares after adjustment = the number of shares before adjustment x ratio of stock split or share merge

3. In case of stock split or stock merge, the amount to be paid is to be adjusted by the following formula and fractional figures less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x 1/ratio of stock split or stock merge

In case of  shares issued with a price less than the market price (excluding capital increase by public offering and issued shares by exercise of preemptive rights), the exercise price is to be adjusted by the following formula and fractional figures less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x	(a) + ((b) x (c)) / (d)
(a) + (e)

(a) = The number of shares issued already

(b) = The number of shares to be issued newly

(c) = Amount to be paid per share

(d) = Market price before issuing new shares

(e) = The number of increase of shares from issuing new shares

If Nidec Corporation is to be merged, demerged, forced to reduce its capital or the like, the exercise price should be adjusted in a reasonable way accordingly.

2. Repurchase of shares

(A) Status of repurchase of shares according to the resolution of a shareholders meeting or a resolution of the board of directors.

(1) Status of treasury shares under the resolutions at the previous annual general meeting of shareholders: N/A.

(2) Status of treasury shares under the resolutions at the current annual general meeting of shareholders

As of June 23, 2005
	Kind of share	Number of shares	Total amount(¥)
Resolution at the shareholders meeting	-	-	-

Note: Nidec Corporation received shareholder approval regarding amendment of a portion of the articles of incorporation at the shareholders meeting on June 23, 2004 and made amendment on the same day. A new provision conforming to the provisions of the Japanese Commercial Law Article 211, 3, Provision 1, No. 2, whereby the Company is allowed to purchase its own shares pursuant to a resolution of the board of directors has been enacted.

(B) Repurchase of shares for the purpose of extinguishing the shares by gain from a capital reduction or by profit available for dividends according to the articles of incorporation or through redeemable shares

(1) Status of repurchase of shares under the resolution at the previous general meeting of shareholders: N/A

(2) The resolution for repurchase of shares at the general meeting of shareholders held on June 23, 2005: N/A

3. Dividend policy

Our dividend policy aims to increase dividend by increasing consolidated net income and to enhance retained earnings to strengthen corporate quality and to promote business expansion aggressively.

The dividend payable for the year ended March 31, 2005 was ¥25 per share in addition to the interim dividend ¥20 per share, in order to meet shareholders and investors support. The dividend payout ratio for the year ended March 31, 2005 was 25.6%.

As to retained earnings, we will aim more business expansion by making more capital expenditures in the future.

The board resolution for the interim dividend for the year ended March 31, 2005 was made on October 29, 2004.

4. Price Range of Our Shares

(1) Highest and lowest market share price by the fiscal year over the last 5 years

Fiscal year ended	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005
High (¥)	10,450	9,490	9,880	11,600	13,380
Low (¥)	4,810	3,600	5,200	5,440	9,500

Notes: 1. The shares of Nidec Corporation was appointed as the first section brand at the Osaka Securities Exchange on September 1, 1998 and the first section brand at the Tokyo Stock Exchange on September 16, 1998.

2. Highest and lowest market share prices are quoted from the first section of the Osaka Securities Exchange.

(2) Highest and lowest market share price over the last 6 months

	October 2004	November 2004	December 2004	January 2005	February 2005	March 2005
High (¥)	11,640	12,750	12,560	12,640	12,740	13,380
Low (¥)	10,780	11,300	11,520	11,600	11,650	12,540

Note: Highest and lowest market share prices are quoted from the first section of the Osaka Securities Exchange.

5. Directors and corporate auditors

Name	Position	Date of birth	Since	Number of Nidec shares owned as of June 23, 2005
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	1973	5,971
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Director	March 28, 1949	1973	117
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	1991	7
Kenji Sawamura	Senior Managing Director	February 15, 1942	1998	2
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	1974	130
Seizaburo Kawaguchi	Managing Director	October 27, 1953	1983	10
Tadaaki Hamada	Managing Director	August 14, 1948	2000	0
Seiichi Hattori	Director	December 30, 1953	1977	10
Tetsuo Inoue	Director	June 22, 1948	1999	1
Satoru Kaji	Director	October 4, 1947	1988	3
Takashi Iwata	Director	April 9, 1947	2003	0
Kiyoyoshi Takegami	Director	December 28, 1954	1978	24
Akira Kagata	Director	March 7,1943	2002	0
Hideo Asahina	Full-time Corporate Auditor	March 28, 1938	2003	0
Yoichi Ichikawa	Full-time Corporate Auditor	April 4, 1935	1978	101
Tadayoshi Sano	Full-time Corporate Auditor	April 13, 1944	1995	1
Tsutomu Katsuyama	Corporate Auditor	June 5, 1932	2003	-
Total				6,384

Note: Hideo Asahina, Full-time Corporate Auditor, Yoichi Ichikawa Full-time Corporate Auditor, and Tsutomu Katsuyama, Corporate Auditor, are outside Corporate Auditors.

6. Corporate Governance

(1)  Perspectives on corporate governance

Nidec considers corporate governance  one of its top management priorities and has been  consistent studying on how corporate governance should work in specific terms. With an aim to enhancing its internal control capabilities, Nidec had clarified the basic concept and principles of compliance and risk management, thus creating the Compliance Committee and the Risk Management Committee, and their subsidiary organs, the Compliance Office and the Risk Management Office. These entities were established as of May 1, 2003. The new establishment of Internal Audit & Management Advisory Department with a unique functionality is also part of this approach. Its special function is to reorganize internal control systems in its group companies and integrate those systems to a basis on which they can audit and guide those group companies in a same manner that for Nidec in line with relevant rules and regulations as of April, 2004.

Through such rule makings and structural reforms, Nidec, as a NYSE-listed company, has established a solid structure of compliance and promoted the soundness and transparency of its management by clearly situating risk-management responsibilities. Nidec also maintains the validity of article 404 of Sarbanes Oxley Act required on the internal control of the company through implementing the function of a newly established Internal Audit & Management Advisory Department.

(2) Details of Corporate Organizations

Nidec has adopted the corporate auditor system. Currently, three of the four auditors are outside auditors, and we have appointed persons who are experts and who can monitor and audit management with their expertise and experience. While outside directors have not been appointed, we widely employ many competent persons from the outside and appoint directors who are experienced and have an executive ability. By information disclosure through active IR activities, we have attempted to make management transparent as well as to reflect the perspective of shareholders in corporate management through request for feedback  from shareholders to management.

For our principal organizations, in addition to the general meeting of shareholders, representative director, board of directors and corporate auditors as provided for in the Commercial Code, the Management Council and the Managing Directors’ Meeting have been established. The Management Council holds meetings on a monthly basis, in which discussions on business operation policy on the basis of results in the previous month are made by the representative director and other executives. The Managing Directors’ Meeting convenes on a weekly basis, in which discussions are made on important issues of management by the Executive Vice President and officers above the rank of Managing Director.

(3) Status of Improvement of Internal Controls

Nidec, as a NYSE-listed company, has organized an internal control system in its financial reporting, as required by the US Sarbanes-Oxley Act, Article 404, and has made efforts at improving its system to increase the credibility of financial statements and the soundness and transparency of management.

In September 2004, Nidec established  the “Nidec Policy Manual”, basic policy of internal control of Nidec Corporation and our affiliates, and as an implementation organization, established the Internal Audit & Management Advisory Department, which is a department dedicated exclusively to internal control in April 2004. The Internal Audit & Management Advisory Department has the role of conducting business and accounting audits of all the consolidated companies independently of the audit conducted by corporate auditors and instructing the examination and improvement of the internal control system.

As we recognize it is very important to have the involvement of outside experts, including consultants, we also request them to actively provide opinions.

(4) Status of Improvement of Risk Management System

Nidec has provided “Regulations for Risk Management” in order to establish a risk management system, and has organized a Risk Management Committee and Risk Management Office. The Risk Management Committee was established under the Board of Directors, which develops annual policy, and based on this, each business function manager and department head prepares and implements the annual plan to make regulations for risk management thoroughly understood and for response and reporting to be made thoroughly. While the Risk Management Office works as a supportive organization, compiling and reporting proceedings, the Internal Audit & Management Advisory Department conducts audits of the overall organization of the risk management system.

Apart from the “Regulations for Risk Management” provided in relation to day-to-day risk management, “Regulations for Crisis Management” has also been enacted in preparation for situations where risk emerges and an actual response to a crisis becomes necessary.

(5) Status of Improvement of Compliance System

In our compliance system, relevant committees, functioning under the oversight of the Board of Directors, formulate annual guidelines, along which respective functional managers and department heads map out and implement yearly execution plans to ensure conformance of Nidec’s code of ethics, response and reporting. While the Compliance Office supports, compiles and reports proceedings, the Internal Audit & Management Advisory Department inspects improvement of the overall system.

In order to achieve thorough compliance, an internal whistle-blowing system has been established, which protects whistle blowers.

As a code of ethics, the following seven items are provided:

a) Prohibition of acts of conflicts of interest and competitive work

b) Disclosure of correct information

c) Confidentiality

d) Prohibition of unfair transactions

e) Protection and proper use of company assets

f) Compliance with laws and regulations

g) Obligation to report irregularities

(6) Internal Audits and Audits by Corporate Auditors and Status of Accounting Audit

As for accounting audits, Nidec Corporation has entered into an audit engagement with ChuoAoyama Audit Corporation, and Nidec Corporation is subject to accounting audits under the Commercial Law and Securities and Exchange Law. Accounting auditors conduct accounting audit on financial statements from the standpoint of an independent third party and report the results including comments and points to be improved to Nidec.

Accounting audit for the year ended March 31, 2005 was conducted as follows:

Accountant’s name and years of involvement (The parenthetic figures show the years of involvement as of March 31, 2005)
Designated Partner and Engagement Partner	Yukihiro Matsunaga (5 years) Yasushi Kozu (16 years) Kazumi Fukai (1 year) Hirokaze Hanai (1 year)

Assistant members of audit engagement team
Accountant	6 persons
Junior Accountant	7 persons
Others	10 persons

Corporate auditors conduct business operating audits on a regular basis and share their reports to improve the efficiency of audits through audit or meetings. In addition, details of audits are reported to the Board of Directors every month, in which the points that need to be improved are indicated. These points are checked again in the following audit.

Internal audits are conducted by the Internal Audit & Management Advisory Department, and in order to secure the credibility of financial reports, as required by the US Sarbanes-Oxley Act, Article 404, the Company has established a system of checks and instructions for improvements and operation of internal control of the Company and its subsidiaries to build a system for prevention of occurrence of problems.

For coordination of each audit function, audits of the Internal Audit & Management Advisory Department have been conducted on the basis of the findings of audit reports from ChuoAoyama Audit Corporation. The Internal Audit & Management Advisory Department coordinates audit plans with corporate auditors in advance to conduct efficient audits of each other, and audits are conducted with corporate auditors as appropriate. The Internal Audit & Management Advisory Department attends the engagement by ChuoAoyama Audit Corporation to make efforts to understand the findings earlier.

(7) Outline of Personal Relationships, Capital Relationships or Transactional Relationships and other Interests between Nidec, Outside Directors and Outside Auditors

Nidec has not appointed outside directors. There are no personal, capital or transactional relationships and other interests between Nidec and outside auditors.

(8)Directors’ Fees

Details of remuneration paid to Directors and Corporate Auditors are as follows.

Nidec did not disclose details of director fees, due to the fact that Nidec has not appointed outside directors

Year ended March 31, 2005 (¥ Million)
Directors	235
Corporate Auditors	39
Total	274

(9) Audit Fees

Details of remuneration paid to ChuoAoyama Audit Corporation for services Nidec received are as follows.

Year ended March 31, 2005 (¥ Million)
Remuneration for audit certificate based on article 2-1 of the Public Accountant Law of Japan	97
Remuneration for audit certificate, except for article 2-1 of the Public Accountant Law of Japan	－
Total	97

Section 5 Financial information

1. Preparation of consolidated financial statements and non-consolidated financial statements

(1) We prepared the consolidated financial statements for the period ended March 31, 2005 in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28, 1976) Article 87 and generally accepted accounting principles in the United States.

The consolidated financial statements for the year ended March 31, 2004 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements before it was revised (Japanese GAAP).

Consolidated financial information (unaudited) based on U.S. GAAP related to the previous consolidated financial statements for the period ended March 31, 2005, were prepared in “Section 5 Financial information 1. Consolidated Financial Statements (2) other” and made to be comparable.

Until the year ended March 31, 2004, amounts represented by millions of yen were rounded down to the nearest million yen. Starting with the consolidated financial statements for the period ended March 31, 2005, amounts represented by millions of yen were counted as one for fractions over 1/2 and disregarding the remainder.

(2) The company prepared the non-consolidated financial statements in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements (Ministry of Finance Ordinance No. 59, 1963).

The non-consolidated financial statements for the current interim accounting period (from April 1, 2004 to March 31, 2005) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” before it was revised.

Until the year ended March 31, 2004, amounts represented by millions of yen were rounded down to the nearest million yen. Starting with the non-consolidated financial statements for the period ended March 31, 2005, amounts represented by millions of yen were counted as one for fractions over 1/2 and disregarding the remainder.

2. Independent Accountants Report

The consolidated/non-consolidated financial statements for the previous interim accounting period (from April 1, 2003 to March 31, 2004) and the current interim accounting period (from April 1, 2004 to March 31, 2005) were reviewed by ChuoAoyama Audit Corporation in accordance with article 193-2 of the Securities and Exchange Law of Japan.

1. Consolidated Financial Statements

1. Consolidated Financial Statements are stated in “Form 20-F”filed with the Securities and Exchange Commission on August 12, 2005.

2. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

Assets	March 31		March 31
	2004		2005
	¥ Millions	%	¥ Millions	%
Current assets:
Cash and bank deposits	¥10,391		¥9,944
Notes receivable (Note5)	908		1,132
Accounts receivable (Note5)	30,034		39,806
Finished products	2,178		2,232
Raw materials	85		46
Work in process	183		192
Supplies	84		114
Advances	11		5
Prepaid expenses	140		368
Deferred income taxes	650		1,488
Short-term loans to affiliates	4,168		30,167
Other receivables (Note5)	7,473		5,489
Other current assets	85		52
Allowance for doubtful accounts	(195)		(742)
Total current assets	56,203	25.9	90,293	34.5
Fixed assets:
Tangible assets	27,796	12.8	22,476	8.6
Buildings (Note2)	9,070		8,720
Structures	211		185
Machinery and equipment	1,205		1,191
Vehicles and delivery equipment	15		12
Tools, furniture and fixtures	1,568		1,464
Land (Note7)	15,667		9,987
Construction in progress	56		917
Intangible assets	267	0.1	133	0.1
Goodwill	119		-
Patents	0		1
Software	93		81
Telephone	24		24
Utility rights	28		27
Investments and other assets	132,874	61.2	148,673	56.8
Investment in securities (Note1)	8,410		8,203
Investment securities of affiliates	112,171		125,145
Investments other than securities	420		3
Investment in affiliates	8,832		9,676
Long-term loans to affiliates	973		986
Bankruptcy and other claims	491		492
Long-term prepaid expenses	33		638
Deferred income taxes	1,444		2,197
Other (investments)	620		1,876
Allowance for doubtful accounts	(524)		(543)
Total fixed assets	160,938	74.1	171,282	65.5
Total assets	217,141	100.0	261,575	100.0

Liabilities and Shareholders’ Equity	March 31		March 31
	2004		2005
	¥ Millions	%	¥ Millions	%
Current liabilities:
Notes payable (Note5)	¥228		¥133
Accounts payable (Note5)	20,430		27,078
Short-term borrowings	43,931		11,200
Current portion of long-term debt (Note1)	1,453		914
Current portion of convertible bond	-		5,394
Accrued liabilities (Note1)	5,203		2,638
Accrued expenses	547		617
Income taxes payable	370		1,674
Advances received	8		10
Deposits received	82		135
Deferred credit	4		606
Accrued bonuses to employees	983		1,062
Notes payable for construction	71		485
Other current liabilities	9		4
Total current liabilities	73,324	33.8	51,950	19.9
Non-current liabilities:
Corporate bonds	30,000		30,000
Convertible bonds	9,274		-
Long-term debt	2,368		1,205
Accrued severance and benefit costs	659		998
Accrued retirement benefit to directors	541		107
Bonds premium	817		638
Other non-current liabilities	29		2,230
Total fixed liabilities	43,691	20.1	35,178	13.4
Total liabilities	117,016	53.9	87,128	33.3
Shareholders’ equity:
Common stock (Note3)	28,994	13.4	61,180	23.4
Additional paid-in capital	33,223	15.3	65,403	25.0
Retained earnings	37,172	17.1	47,242	18.1
Legal reserve	720		721
Reserve for general purpose	32,550		33,150
Unappropriated retained earnings	3,901		13,371
Land revaluation reserve (Note7)	(701)	(0.3)	(813)	(0.3)
Net unrealized gain (loss) on securities	1,559	0.7	1,583	0.6
Treasury stock (Note4)	(123)	(0.1)	(148)	(0.1)
Total shareholders’ equity	100,125	46.1	174,447	66.7
Total liabilities and shareholders’ equity	217,141	100.0	261,575	100.0

(2) Non-consolidated Statements of Income

	For the year ended March 31,
	2004		2005
	¥ Millions	%	¥ Millions	%
Net sales (Note1)	¥118,636	100.0	¥130,351	100.0
Cost of sales	105,200	88.7	114,841	88.1
Initial stock	2,210		2,201
Reversal of valuation loss of finished goods	(15)		(22)
Reversal of valuation loss of working in process	(13)		(16)
Reversal of valuation loss of raw materials	(0)		(1)
Current cost of goods manufactured (Note3)	10,407		11,708
Purchases of goods for the term (Note1)	93,958		102,336
Transfer to other accounts (Note2)	815		842
Total	107,361		117,048
Inventory at the end of period	2,200		2,241
Valuation loss of finished goods	22		9
Valuation loss of working in process	16		23
Valuation loss of raw materials	1		2
Gross profit	13,436	11.3	15,510	11.9
Selling, general and administrative expenses	11,953	10.1	13,158	10.1
Sales commissions	1,058		1,199
Freight & packing	638		363
Advertising	39		79
Provision for doubtful accounts	5		761
Officer’s salaries	285		274
Salaries	2,509		2,475
Bonus	449		500
Provisions for bonus	459		487
Provision for retirement cost	329		216
Provision of retirement allowance for officer	31		2
Legal welfare expenses	709		725
Welfare	213		186
Depreciation	518		457
Research and development (Note3)	3,120		3,644
Rentals	264		246
Other taxes and dues	176		300
Communication	75		78
Traveling	181		197
Office supplies	49		44
Office expenses	12		11
Other commissions	608		716
Entertainment expenses	21		12
Other	196		186
Operating income	1,482	1.2	2,352	1.8

	For the year ended March 31,
	2004		2005
	¥ Millions	%	¥ Millions	%
Other income	5,634	4.7	11,903	9.1
Interest income (Note1)	120		319
Dividend income (note1)	4,915		9,774
Foreign exchange gain, net	-		1,026
Other	598		784
Other expenses	2,330	1.9	787	0.6
Interest expense	192		153
Interest on corporate bonds	85		64
Sales discount	-		112
Foreign exchange loss, net	1,705		-
Share issuance expense	-		322
Other	347		136
Recurring profit	4,785	4.0	13,468	10.3
Extraordinary gains	1,485	1.3	1,165	0.9
Gain on sale of fixed assets (Note4)	15		43
Gain on sale of marketable securities	466		632
Gain on sale of investment in affiliates	2		1
Gain on reversal of allowance for doubtful accounts	22		-
Gain on reversal of provision for retirement allowances for directors and corporate auditors	-		382
Gain on return of substitutional portion of governmental welfare pension program	972		-
Other	6		107
Extraordinary losses	1,176	1.0	1,030	0.8
Loss on disposal of property, plant and equipment (Note5)	263		222
Loss on write-down of marketable securities	6		-
Loss on sale of investment in affiliates	613		-
Relocation cost of headquarters and laboratory (Note6)	292		-
Loss on support of subsidiary	-		808
Other	0		-
Income before income taxes	5,095	4.3	13,603	10.4
Income taxes (Current)	1,469	1.2	2,799	2.1
Income taxes (Deferred)	930	0.8	(1,621)	(1.2)
Net income	¥2,695	2.3	¥12,425	9.5
Retained earnings brought forward from previous period	2,162		2,247
Reversal of Land revaluation reserve	-		112
Dividend for the period	956		1,413
Unappropriated retained earnings for the period	¥3,901		¥13,371

Manufacturing costs statement

	For the year ended March 31,
	2004		2005
	¥ Millions	%	¥ Millions	%
Material cost	¥3,051	26.9	¥3,325	26.4
Amount paid to subcontractor	1,042	9.2	734	5.8
Labor cost (Note1)	3,723	32.8	4,709	37.4
Charge (Note2)	3,528	31.1	3,838	30.4
Total manufacturing costs incurred for the current term	11,345	100.0	12,606	100.0
Initial goods in process	179		200
Total	11,525		12,806
Transfer to other accounts (Note3)	917		883
Ending work in process	199		215
Current cost of goods manufactured	¥10,407		¥11,708

Notes: 1. Labor cost includes the following:

Item	For the year ended March 31, 2004	For the year ended March 31, 2005
	Japanese Yen (million)	Japanese Yen (million)
Transfer to Accrued bonuses to employees	¥347	¥403
Transfer to Reserve for retirement allowances	¥235	¥174

2. Distribution of charge includes the following:

Item	For the year ended March 31, 2004	For the year ended March 31, 2005
	Japanese Yen (million)	Japanese Yen (million)
Depreciation cost	¥646	¥588

3. Distribution of transfer to other accounts includes the following:

Item	For the year ended March 31, 2004	For the year ended March 31, 2005
	Japanese Yen (million)	Japanese Yen (million)
Liquidating sale	¥793	¥744
Loss from revaluation	7	4
Other	117	135
Total	¥917	¥883

Note: Liquidating sale includes sales to affiliates due to the transfer of production.

4. Valuation method of cost accounting

Valuation method of cost accounting: Process cost system by product

(3) Allocation of Retained Earnings

	Year ended March 31, 2004	Year ended March 31, 2005
	(June 23, 2004)	(June 23, 2005)
	¥ Millions	¥ Millions
1.Unallocated profit	¥3,901	¥13,371
2.This will be allocated as follows;
Dividend payments (¥10/share)	975	1,781
Bonuses to directors and corporate auditors	80	150
General reserve	600	8,500
Total	1,655	10,431
3.Retained earnings to be carried forward	¥2,246	¥2,940

Notes: parentheses indicate the dates of the annual general meetings of shareholders.

Important Items Regarding the Basis of Preparation of Financial Statements

Current Fiscal Year (From April 1, 2003 to March 31, 2004)

1. Valuation method of Securities

1) Held-to-maturity securities: Amortized cost method

2) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

3) Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated based on the market value method by the moving average method

2. Valuation method of derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 2 to 9 years

2) Intangible fixed assets: Fixed amount method

Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of shares:

Recognized as expensed

2) Cost for the issuance of bonds: Recognized as expensed

Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end, with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

Allowances for employee retirement are allocated based on the projected benefit obligation and pension fund assets at the fiscal year end.

(Additional information)

On January 26, 2004, Nidec’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay “minimum obligation reserve”. The estimated amount of “minimum obligation reserve” is 1,755 million yen as of March 31, 2004.

4) Allowances for retirement allowances for directors and corporate auditors

Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

8. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

2) Method and object of hedge

Method of hedging

Forward exchange contracts

Object of hedging

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

3) Hedging policy

In order to reduce market risk exposures from fluctuations in foreign exchange, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency and the notional amount and the contract period are the same.

10. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

Current Fiscal Year (From April 1, 2004 to March 31, 2005)

1. Valuation method of Securities

1) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

2) Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated based on the market value method by the moving average method

2. Valuation method of derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 2 to 9 years

2) Intangible fixed assets: Fixed amount method

Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of shares:

Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end, with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

Allowances for employee retirement are allocated based on the projected benefit obligation and pension fund assets at the fiscal year end.

4) Allowances for retirement allowances for directors and corporate auditors

Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

(Additional information)

The Company adopted a resolution at the board of directors’ meeting, held on December 15, 2004, that the scheme of retirement allowance for directors and corporate auditors shall be abolished as of December 31, 2004 (provided, that retirement allowance shall be paid to the directors and corporate auditors who would resign in June 2005 with the approval of the general meeting of shareholders as before, and to the retiring directors and corporate auditors whom the retirement allowance has not been paid after the approval of the resolution of payment of retirement allowance at the previous general meeting of shareholders in accordance with the resolution.)

.

8. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

2) Method and object of hedging

Method of hedging

Forward exchange contracts

Object of hedging

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

3) Hedging policy

In order to reduce market risk exposures from fluctuations in foreign exchange, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency, the notional amount and the contract period are the same.

10. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

Change of representation of accounts in the non-consolidated financial statement

Current Fiscal period (From April 1 to March 31, 2005)

(Non-Consolidated Balance Sheet）

Based on the revision of the Report of Accounting Institution Committee, No. 14, the “Practical Guidelines for Financial Instruments Accounting, etc.” the Company transferred “Investment in investment limited partnership and similar partnership” to “Investment securities” from “Investments,” the affected amount of which was ¥388 million .

(Non-Consolidated Statement of Income）

“Share issuance expense” and “Sales discount”, which had been included in “Other” losses up until the previous year, they are independently stated as of the current year as they have exceeded 10/100 of the total amount of non-operating expenses for the current year. The amount at the end of the previous year was ¥0 million for “Share issuance expense” and ¥32 million for “Sales discount.”

Additional information

Current Fiscal period (From April 1 to March 31, 2005)

(Pro forma standard taxation）

In compliance with the “Act Concerning Partial Reform of the Local Tax Law”, which was officially announced by the Japanese government on March 31, 2003, the Pro Forma Standard Taxation was introduced for the Corporate Enterprise Tax effective for the fiscal year starting April 1, 2004.

The value-added input and capital input portions of the enterprise tax were treated as selling, general and administrative expenses and cost of sales in accordance with Practical Guidance Report No.12, “Treatment of the Pro Forma Standard Tax Portion of Corporate Tax in the Statements of Income,” announced by the Accounting Standards Board of Japan on February 13, 2004.

As a result, cost of sales increased by ¥131 million and selling, general and administrative expenses increased ¥79 million. Operating income, recurring profit and income before income taxes decreased by ¥210 million, respectively.

Notes to the Non-Consolidated Balance Sheets

1. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2005
Investment in securities	¥1,442	－
Secured liabilities with respect to the foregoing:
Current portion of long-term debt	250	－
Long-term debt	¥250	－

2. The price of advanced depreciation excluded from acquisition value is as follows:

	Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2005
Building	¥26	¥26

3. Common stock

	Shares (Thousand)
	As of March 31, 2004	As of March 31, 2005
Authorized capital	240,000	240,000
Total issued and outstanding shares	65,017	71,252

4. Treasury shares

	Shares
	As of March 31, 2004	As of March 31, 2005
The number of treasury shares of common stock	14,360	15,602

5. Affiliate companies

Assets and liabilities regarding affiliate companies, excluding those classified, are as follows:

	Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2005
Current assets
Notes receivable	¥38	37
Accounts receivable	18,568	28,417
Other receivables	5,432	5,053
Current liabilities
Notes payable	-	0
Accounts payable	13,354	21,030
Accrued liabilities	¥1,645	333

6. Contingent liabilities

Japanese yen (Millions)
	As of March 31, 2004	As of March 31, 2005
Amount of debt securities from bank loans
(Affiliated companies)
Nidec America Corporation	62 (US$595 thousand)	-
Nidec Philippines Corporation	4,211 (Including US$36,900 thousand)	1,289 (Including US$12,000 thousand)
Nidec Precision Philippines Corporation	825	-
Nidec Tosok (Vietnam) Co., Ltd.	393 (US$3,724 thousand)	-
Nidec (Zhejiang) Corporation	634 (US$6,000 thousand)	322 (US$3,000 thousand)
Nidec Singapore Pte,Ltd.	52 (US$497 thousand)	-
Nidec (DongGuan) Ltd.	211 (US$2,000 thousand)	215 (US$2,000 thousand)
Total	¥6,391	¥1,826
	(US$49,716 thousand)	(US$17,000 thousand)

7. Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation is shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as stipulated in Clause 4, Article 2 of the Enforcement Regulations of the Law Concerning Revaluation of Land (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of reasonably adjusting the land price for computing the base of taxation of the land value tax as specified in Article 16 of the Land Value Tax Law (Law No. 69 of 1991).

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book amount and the quotation as of March 31, 2004

¥991 million

The difference between revalued book amount and the quotation as of March 31, 2005

¥2,124 million

8. Restriction of dividends

As of March 31, 2004

The amount of net unrealized gain on securities is ¥1,599 million. The amount is deducted from profit available for dividends.

As of March 31, 2005

The amount of net unrealized gain on securities is ¥1,583 million. The amount is deducted from profit available for dividends.

Notes to Non-Consolidated Statements of Income

1. Affiliated companies

	Japanese yen (Millions)
	For the year ended March 31,
	2004	2005
Sales from affiliated companies	¥58,326	¥73,749
Purchase of products from affiliated companies	86,933	101,346
Interest received from affiliated companies	63	210
Dividend earned from affiliated companies	¥4,871	¥9,710

2. Transfer from other accounts

A part of cost of sales accounted for trial products was transferred from selling, general and administrative expenses.

3. Amount of Research and Development expenses

	Japanese yen (millions)
	For the year ended March 31,
	2004	2005
Research and Development expenses included in selling, general and administrative expenses and cost of sales	¥5,725	¥14,978

4. Gain on sale of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2004	2005
Buildings	¥0	¥10
Structures	-	1
Machinery and equipment	6	0
Vehicles and delivery equipment	0	-
Tools, furniture and fixtures	8	2
Land	-	30
Total	¥15	¥43

5. Loss on disposal of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2004		2005
	Loss on disposal	Loss on sale	Loss on disposal	Loss on sale
Buildings	¥118	¥-	¥18	¥-
Structures	1	-	14	-
Machinery and equipment	79	27	23	3
Vehicles and delivery equipment	0	-	0	-
Tools, furniture and fixtures	35	1	19	1
Software	0	-	-	144
Total	¥234	¥29	¥74	¥148

6. Relocation cost of headquarters and laboratory

As of March 31, 2004

The expenses displayed as “Relocation cost of headquarters and laboratory” in Non-Consolidated Statements of Income are the relocation cost of Nidec Corporation’s head office and the laboratory for the purpose of building up the management system and integrating and strengthening R&D capability.

As of March 31, 2005

Not applicable

Notes to Leases

Year ended March 31, 2004

Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

1) Acquisition costs, accumulated depreciation and net leased property

			( millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥6	¥53
Structures	5	0	5
Machinery and vehicles	56	49	7
Tools, furniture and fixtures	1,248	654	593
Software	66	56	10
Total	¥1,437	¥767	¥670

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥260 million
Due over one year	¥409 million
Total	¥670 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments and depreciation

Lease payments	¥320 million
Depreciation	¥320 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero.

Year ended March 31, 2005

Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

1) Acquisition costs, accumulated depreciation and net leased property

			( millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥60	¥12	¥48
Structures	6	1	5
Tools, furniture and fixtures	945	420	525
Software	9	8	1
Total	¥1,020	¥441	¥579

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥207 million
Due over one year	¥372 million
Total	¥579 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments and depreciation

Lease payments	¥276 million
Depreciation	¥276 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero.

2. Operating leases (Lessee)

Year ended March 31, 2004

Future lease payments
Due within one year	¥2 million
Due over one year	1 million
Total	¥4 million

Year ended March 31, 2005

Future lease payments
Due within one year	¥1 million
Due over one year	1 million
Total	¥2 million

Notes to Marketable Securities

As of March 31, 2004

Market Securities of subsidiaries and affiates

			(millions)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥79,352	¥182,985	¥103,632
Investment in affiliates	-	-	-
Total	¥79,352	¥182,985	¥103,632

As of March 31, 2005

Marketable Securities of Subsidiaries and Affiliates

			(millions)
	Carrying amount	Fair value	Balance
Investment in subsidiaries	¥91,969	¥205,876	¥113,907
Investment in affiliates	-	-	-
Total	¥91,969	¥205,876	¥113,907

Notes to Accounting for Income Taxes

1. Details for deferred tax assets and liabilities

	Japanese yen (millions)
	Year ended March 31, 2004	Year ended March 31, 2005
Deferred tax assets (current)
Disallowed provisions for bad debts	¥39	¥162
Disallowed provisions for bonus	457	495
Disallowed unpaid business tax	68	496
Write-down for inventories	47	41
Disallowed accrued amount expense	36	46
Allowed deferred credit	-	246
Others	0	2
Total	650	1,488

Deferred tax assets (non-current)
Valuation loss on investment securities	98	99
Disallowed depreciation	13	201
Disallowed loss on retirement of fixed assets	545	353
Accrued for retirement benefit to employees	344	483
Accrued retirement benefit to directors	241	55
Foreign tax credit to be unused	2,800	1,629
Allowed long-term deferred credit	-	902
Others	19	19
Subtotal Total	4,064	3,741
Valuation allowance	(1,592)	(487)
Total	2,471	3,254

Deferred tax liabilities (non-current)
Unrealized gains (losses) on securities, net of reclassification adjustment	1,027	1,057
Total	1,027	1,057

Deferred tax assets, net	2,094	2,197

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2004	Year ended March 31, 2005
Statutory rate of taxation	42.0%	41.0%
（Adjustments）
Disallowed expenses such as entertainment	0.1	2.3
Disallowed profit such as dividend received	(5.1)	(4.4)
Foreign tax credit	(24.9)	(19.7)
Inhabitant tax per capita levy	0.6	0.2
Movement of deferred tax from the change of tax rate	(0.6)	-
Valuation allowance	38.9	(8.1)
Other	(3.9)	(2.6)
Obligation rate based on the tax effect accounting	47.1%	8.7%

As of March 31, 2004

The statutory rate of taxation on the basis of which deferred current tax assets and liabilities are calculated has been changed from 42% to 41% and deferred non-current tax assets and liabilities are calculated has been changed from 40% to 41%for the year ended March 31,2004, as the promulgation of the Kyoto municipal ordinance became effective on October 24, 2003. As a result, net deferred tax assets decreased by ¥10 million, allocation for income taxes decreased by ¥15 million and unrealized gains (losses) on securities, net of reclassification adjustment decreased by ¥25 million.

As of March 31, 2005

Not applicable

Notes to Per Share Data

Year ended March 31, 2004	Year ended March 31, 2005
Net asset value per share is ¥1,539.07. Net income per share (common) is ¥40.83. Net income per share (diluted) is ¥39.97.	Net asset value per share is ¥2,446.73. Net income per share (common) is ¥176.03. Net income per share (diluted) is ¥167.93.

Notes: The basic items for the calculation of Net income per share (common) and net income per share (diluted) are as follows.

	Year ended March 31, 2004	Year ended March 31, 2005
Net income per share (common)
Net income for the period (¥ million)	2,695	12,425
Amount not attributing to ordinary shareholders (¥ million)	80	150
(directors’ bonuses as a appropriation of earnings)	80	150
Net income for common share (¥ million)	2,615	12,275
Average number of common share for the period (thousand shares)	64,062	69,735

Net income per share (diluted) after adjustment
Net income to be adjusted (¥ million)	55	44
(interest expenses and management expenses for bond issued after deducting relevant taxes)	55	44
Increased number of common shares (thousand shares)	2,755	3,625
(stock acquisition rights)	646	2,330
(convertible bond)	2,108	1,295
Outlines for diluted shares excluded from the calculation of net income ineffectiveness of dilution	-	-

Subsequent event

(Year ended March 31, 2004)

1.   Nidec approved the issuance of new shares at a meeting of the board of directors held on May 28, 2004 as follows.

a) Offering method	Public offering
b) Number of shares to be issued	5,000,000 shares of common stock
c) Issue price	10,704.70 Japanese yen per share
d) Total amount at issue price	53,523,500,000 Japanese yen
e) Portion of issue price to be accounted to stated capital	5,353 Japanese yen per share
f) Total amount at portion of issue price to be accounted to stated capital	26,765,000,000 Japanese yen
g) Payment date	June 17, 2004
h) Initial date for dividend accrual	April 1, 2004
i) Use of funds raised	Nidec expects to use funds for capital expenditure, investment in and financing of affiliated companies, and to repay borrowings.

2.   Nidec approved the secondary offering of our shares upon exercise of Over-Allotment Option at a meeting of the board of directors held on May 28, 2004 as follows.

a) Number of shares to be issued	750,000 shares of common stock
b) Issue price	10,704.70 Japanese yen per share
c) Total amount at issue price	8,028,525,000 Japanese yen
d) Portion of issue price to be accounted to stated capital	5,353 Japanese yen per share
e) Total amount at portion of issue price to be accounted to stated capital	4,014,750,000 Japanese yen
f) Name of company allocating shares and number of shares to be allocated	Mitsubishi Securities Co., Ltd. 750,000 shares
g) Payment date	July 15, 2004
h) Initial date for dividend accrual	April 1, 2004
i) Use of funds raised	Nidec expects to use funds for capital expenditure, investment in and financing of affiliated companies, and to repay borrowings.

Mitsubishi Securities Co. Ltd. may undertake syndicate cover transaction or stabilizing transaction operations for the purpose of returning all or some of borrowed shares.

Therefore it will not apply for some or all of the shares issued in the third party capital increase, and as a result all or some of the ordinary shares in Nidec bought in these stabilizing transactions may be used to return the borrowed shares. As a result, by forfeiture of rights, the number of shares issued in this third party capital increase may decrease to that extent or the issue itself may not take place at all.

(Year ended March 31, 2005)

Not applicable

Section 6 Outline of Share Handling of the Company

Fiscal year end	March 31
Shareholders meeting	June
Period in which the list of shareholders is unavailable for inspection	──────
Base date	March 31
Types of stock certificate	Stock certificate of 100 shares, 1,000 shares, 5,000 shares and 10,000 shares
Base date for interim dividend	September 30
Number of shares per unit	100 shares
Share transfer
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent:	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan
Fee for share transfer	None
Issuing fee of new stock certificate:	Issuing of non-possession stock certificate and reissuing of stock certificate due to losses: ¥300 per stock certificate
Purchase of share less than one unit
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan
Purchasing fee	Handling fee for trading of stocks, as separately stipulated.
Newspaper used for official announcement

Nihon Keizai Shimbun

The information with regard to balance sheet and the income statement stipulated in section 16, clause 3 of Japanese Commercial Code shall be provided through http://www.nidec.co.jp/kohkoku/index.html

Special privileges to shareholders	None

Note1. From April 1, 2003, Application fee for registration of loss of stock certificate is as follows: ¥10,000 per application Handling fee of stock certificate concerning the application of registration of loss of stock certificate: ¥500 per stock certificate

Note2. As a resolution to revise part of the Article of Association was adopted at the annual general meeting of shareholders, held on June 23, 2005, the official announcement of the Company shall be made through electronic media, based on the “Law Revising Part of the Commercial Code for Introduction of Electronic Official Announcement System” (Law No. 87, 2004). However, in the event that any accident or other unavoidable reasons have occurred which make electronic official announcement impossible, our official announcement shall be published in The Nihon Keizai Shimbun.

Section 7 Filing information

Nidec Corporation filed the following documents with the Kanto Local Finance Bureau between April 1, 2003 and June 24, 2004.

(1) “Yukashoken-hokokusyo (Annual Securities Report)” and its attachments

Accounting period: From April 1, 2003 to March 31, 2004

Filing date: June 24, 2004

(2) Amendment of “Yukashoken-hokokusyo (Annual Securities Report)”

 Amended report of (1)

 Filing date: August 2, 2004

(3) “Hanki-hokokusyo (Semiannual Securities Report)”

Accounting period: From April 1, 2004 to September 30, 2004

Filing date: December 24, 2004

(4) “Jikokabuken kaitsukejokyo-hokokusyo (Report on Treasury Stock)”

(a) Period covered in the report: From March 1, 2004 to March 31, 2004

   Filing date: April 6, 2004

(b) Period covered in the report: From April 1, 2004 to April 30, 2004

   Filing date: May 11, 2004

(c) Period covered in the report: From May 1, 2004 to May 31, 2004

   Filing date: June 4, 2004

(d) Period covered in the report: From June 1, 2004 to June 30, 2004

   Filing date: July 15, 2004

(5) “Yukashoken-todokedesyo (Securities registration statement)” and its attachments

   (Issue of new shares by public offering)

   Filing date: May 28, 2004

(6) “Yukashoken-todokedesyo (Securities registration statement)” and its attachments

   (Issue of new shares by allocation to a third party)

   Filing date: May 28, 2004

(7) Amendment of “Yukashoken-todokedesyo (Securities registration statement)”

   (Issue of new shares by public offering)

 Amended report of (5)

 Filing date: June 9, 2004

(8) Amendment of “Yukashoken-todokedesyo (Securities registration statement)”

   (Issue of new shares by allocation to a third party)

 (a) Amended report of (6)

  Filing date: June 9, 2004

 (b) Amended report of (6) and (8)-(a)

  Filing date: June 24, 2004

 (c) Amended report of (6), (8)-(a) and (8)-(b)

  Filing date: June 29, 2004

Chapter 2 Information on guarantors

 None